Exhibit 99.1

Rogers Reports First Quarter 2011 Financial and Operating Results

First Quarter Revenue Increases 4% to $3.0 Billion, Adjusted Earnings Per Share up 13% to $0.76, $597 Million of Free Cash Flow Generated;

Wireless Adds 45,000 Net New Postpaid Subscribers, Adds Record Number of New Smartphone Customers, While Wireless Data Revenue Growth Strong at 30% and Margins at 49%;

Cable Operations Adjusted Operating Profit Increases 12% Driving Margins to 47% on Continued Subscriber Growth and Cost Efficiencies;

Media Revenue up by 17% as Revenue Increased In All of Media’s Divisions;

$464 Million of Cash Returned to Rogers Shareholders in Dividends and Share Buybacks

TORONTO (April 26, 2011) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2011 and 2010, in accordance with the newly adopted International Financial Reporting Standards (“IFRS”).

Financial highlights are as follows:

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2011	2010	% Chg

Operating revenue	$2,987	$2,876	4
Adjusted operating profit(1)(2)	1,160	1,159	-
Adjusted net income(2)	423	397	7
Adjusted basic and diluted earnings per share(2)	$0.76	$0.67	13

Operating profit(1)	$1,141	$1,116	2
Net income	335	368	(9)
Basic and diluted earnings per share	$0.60	$0.62	(3)

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with International Financial Reporting Standards (“IFRS”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-IFRS Measures” and “Supplementary Information”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-IFRS measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-IFRS Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net); and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt and the related income tax impact of the above amounts.

“The first quarter results represent a healthy start to 2011 for Rogers,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “We’ve maintained solid top line growth rates as a result of continued investments in our customer relationships, networks and products supported by a sharp focus on wireless data and subscriber retention initiatives. While at the same time, our successful focus on managing costs has enabled continued strong margins and the generation of substantial free cash flow.”

Highlights of the first quarter of 2011 include the following:

•
Generated consolidated quarterly revenue growth of 4%, with Wireless network revenue growth of 3%, Cable Operations revenue growth of 3%, and Media revenue growth of 17%, versus the same quarter last year. While Cable Operations adjusted operating profit increased by 12%, this was offset by a 5% decline at Wireless primarily reflecting costs associated with the significant year-over-year increase in smartphone activations and a decline at Media due to increased sports programming costs.

Rogers Communications Inc.	1	First Quarter 2011

•
Wireless data revenue growth accelerated to 30% and net postpaid subscriber additions totalled 45,000, helping drive wireless data revenue to now comprise 34% of Wireless network revenue.  During the quarter, Wireless activated and upgraded 534,000 additional smartphones, of which approximately 36% were for subscribers new to Wireless, compared to 348,000 in the prior year quarter. This represents the largest single quarterly addition of new smartphone subscribers. This resulted in subscribers with smartphones, who typically generate ARPU nearly twice that of voice only subscribers, representing 45% of the overall postpaid subscriber base as at March 31, 2011, up from 33% as at March 31, 2010.

•
Wireless launched Canada’s first business-class Wi-Fi voice service for smartphones to help business customers save time and money.  The service allows businesses to place mobile calls from their smartphones over their office Wi-Fi network that do not count towards monthly voice plan minutes.

•
Wireless announced the geographic expansion of its next generation high-speed wireless network by 150 times to cover 96 per cent of the Manitoba population, bringing download speeds of up to 21 megabits per second and even greater device selection.

•
Cable deployed its highly popular SpeedBoost technology for high-speed Internet subscribers which detects when there's available bandwidth on the network and automatically delivers a temporary burst of speed for the first 10 MB of a download or stream which loads content faster and delivers a superior online experience.

•
Rogers closed the acquisition of Atria Networks, one of Ontario’s largest fibre-optic networks, which augments Rogers Business Solutions’ enterprise offerings by further enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

•
Rogers Sportsnet and Tennis Canada announced a multi-year agreement to broadcast the Rogers Cup that will also allow Sportsnet to broadcast over 20 top tier ATP World Tour Tournaments.  Sportsnet also announced a multi-year agreement to broadcast highly popular Ultimate Fighting Championship (UFC) events in Canada.

•
Generated $597 million of consolidated free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures, interest on long-term debt and cash income taxes, down modestly from $619 million in the first quarter of 2010 reflecting steady levels of adjusted operating profit being offset by a moderately increased level of PP&E expenditures. Free cash flow per share increased by 3% over the same period reflecting accretion from share buybacks which have decreased the base of outstanding shares.

•	Refinanced higher cost 2012 debt maturities with the March 2011 issuance of $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041.

•
Increased our annualized dividend rate by 11% to $1.42 per share in February 2011, and immediately declared a quarterly dividend of $0.355 a share on each of our outstanding shares at the new, higher rate.

•
Announced a share buyback authorization of up to $1.5 billion of Rogers’ Class B Non-Voting shares on the open market over the coming year. Under this renewed buyback authorization, we repurchased 9 million RCI Class B Non-Voting shares for $285 million during the quarter.

This management’s discussion and analysis (“MD&A”), which is current as of April 26, 2011, should be read in conjunction with our First Quarter 2011 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2010 Annual MD&A and our 2010 Annual Audited Consolidated Financial Statements and Notes thereto and other recent securities filings available on SEDAR at sedar.com.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

The unaudited IFRS-related disclosures and values in this MD&A have been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which will be December 31, 2011. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result, the March 31, 2011 and December 31, 2010 underlying values prepared on a basis consistent with IFRS are subject to change.

Rogers Communications Inc.	2	First Quarter 2011

The amounts in this MD&A and our interim financial statements for the three months ended March 31, 2010 have been restated to reflect our adoption of IFRS, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated and are prepared in accordance with Canadian GAAP. Please refer to Note 3 of our First Quarter 2011 Interim Unaudited Consolidated Financial Statements for a summary of the differences between our financial statements previously prepared under Canadian GAAP and to those under IFRS for the three months ended March 31, 2010 and for the year ended December 31, 2010.

Concurrent with the impact of the transition to IFRS, we made certain changes to our reportable segments. Commencing January 1, 2011, the results of the former Rogers Retail segment are reported as follows: the results of the Video retailing portion are now presented as a separate operating sub-segment under the Cable segment, and the portions related to retail distribution of cable and wireless products and services are now included in the results of operations of Cable Operations and Wireless, respectively. In addition, certain intercompany transactions between the Company’s Rogers Business Solutions (“RBS”) segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are now recorded as cost recoveries in RBS beginning January 1, 2011. While there is no change to the consolidated results of the Company or to the adjusted operating profit of RBS, as a result of this second change, the reported revenue of RBS is lower as intercompany sales are no longer included. Comparative figures for 2010 have been reclassified to conform to the current year’s presentation of both changes discussed above.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the sections of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, carried on by RCP; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Rogers Sportsnet and Sportsnet ONE television networks, The Shopping Channel, the OMNI television stations, and Canadian specialty channels, including The Biography Channel Canada, G4 Canada, and Outdoor Life Network; Rogers Publishing, which publishes consumer and business magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	First Quarter 2011

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2011	2010(1)	% Chg

Operating revenue
Wireless	$1,721	$1,662	4
Cable
Cable Operations	813	790	3
RBS	116	111	5
Video	24	41	(41)
	953	942	1
Media	339	290	17
Corporate items and eliminations	(26)	(18)	44
Total	2,987	2,876	4

Adjusted operating profit (loss)(2)
Wireless	790	829	(5)
Cable
Cable Operations	382	340	12
RBS	26	8	n/m
Video	(7)	(2)	n/m
	401	346	16
Media	(10)	5	n/m
Corporate items and eliminations	(21)	(21)	-
Adjusted operating profit(2)	1,160	1,159	-
Stock-based compensation expense(3)	(8)	(26)	(69)
Integration, restructuring and acquisition expenses(4)	(11)	(2)	n/m
Other items, net(5)	-	(15)	n/m
Operating profit(2)	1,141	1,116	2
Other income and expense, net(6)	806	748	8
Net income	$335	$368	(9)

Basic and diluted earnings per share(2)	$0.60	$0.62	(3)

As adjusted:(2)
Net income	$423	$397	7
Basic and diluted earnings per share	$0.76	$0.67	13

Additions to PP&E(2)
Wireless	$218	$199	10
Cable
Cable Operations	150	118	27
RBS	11	6	83
Video	-	1	n/m
	161	125	29
Media	8	4	100
Corporate(7)	8	37	(78)
Total	$395	$365	8

(1)
The comparative figures for 2010 have been reclassified to conform to the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS and the comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures” and “Supplementary Information”.
(3)	See the section entitled “Stock-based Compensation”.
(4)
In the three months ended March 31, 2011, costs incurred relate to i) acquisition transaction costs and integration of acquired businesses; and ii) the closure of certain Rogers Video stores. In the three months ended March 31, 2010, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of acquired businesses.

(5)	Relates to the resolution of obligations and accruals relating to prior periods.
(6)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(7)	See the section entitled “Additions to PP&E”.
n/m: not meaningful.

Rogers Communications Inc.	4	First Quarter 2011

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg

Operating revenue
Postpaid	$1,544	$1,504	3
Prepaid	71	66	8
Network revenue	1,615	1,570	3
Equipment sales	106	92	15
Total operating revenue	1,721	1,662	4

Operating expenses before the undernoted
Cost of equipment sales	302	237	27
Other operating expenses	629	596	6
	931	833	12
Adjusted operating profit(2)	790	829	(5)
Stock-based compensation expense(3)	(1)	(5)	(80)
Integration, restructuring and acquisition expenses(4)	-	(1)	n/m
Other items, net(5)	-	(10)	n/m
Operating profit(2)	$789	$813	(3)

Adjusted operating profit margin as % of network revenue(2)	48.9%	52.8%	(7)

Additions to PP&E(2)	$218	$199	10

Data revenue included in network revenue	$542	$416	30

(1)	The operating results of Cityfone Telecommunications Inc. (“Cityfone”) are included in the Wireless results of operations from the date of acquisition on July 9, 2010.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	In the three months ended March 31, 2010, costs incurred relate to severances resulting from the outsourcing of certain information technology functions.
(5)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	5	First Quarter 2011

Summarized Wireless Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2011	2010	Chg

Postpaid
Gross additions	316	278	38
Net additions	45	47	(2)
Total postpaid retail subscribers	7,370	7,026	344
Monthly churn	1.23%	1.10%	0.13%
Average monthly revenue per user ("ARPU")(1)	$70.18	$71.62	$(1.44)

Prepaid
Gross additions	181	128	53
Net losses	(10)	(34)	24
Total prepaid retail subscribers	1,642	1,481	161
Monthly churn	3.85%	3.59%	0.26%
ARPU(1)	$14.32	$14.70	$(0.38)

Total
Gross additions	497	406	91
Net additions	35	13	22
Total postpaid and prepaid retail subscribers	9,012	8,507	505
Monthly churn	1.71%	1.54%	0.17%

Blended ARPU(1)	$59.91	$61.59	$(1.68)
Blended average monthly minutes of usage	450	476	(26)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.

Wireless Subscribers and Network Revenue

The year-over-year increase in total net subscriber additions for the quarter reflects relatively steady level of postpaid net additions combined with incremental prepaid sales activity from Wireless’ launch of its urban zone-based unlimited voice and text service, chatr.

The increase in network revenue for the three months ended March 31, 2011, compared to the corresponding period of 2010, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the continued adoption of wireless data services.

For the three months ended March 31, 2011, wireless data revenue increased by approximately 30% from the corresponding period of 2010, to $542 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. For the three months ended March 31, 2011, data revenue represented approximately 34% of total network revenue, compared to approximately 26% in the corresponding period of 2010.

For the three months ended March 31, 2011, Wireless activated and upgraded approximately 534,000 smartphones, compared to approximately 348,000 smartphones in the first quarter of 2010. These smartphones were predominately iPhone, BlackBerry and Android devices, of which approximately 36% were for subscribers new to Wireless, during the three months ended March 31, 2011. This resulted in subscribers with smartphones representing 45% of the overall postpaid subscriber base as at March 31, 2011, compared to 33% as at March 31, 2010. These subscribers generally commit to new multi-year-term contracts, and typically generate ARPU nearly twice that of voice only subscribers. This is the largest number of new smartphone customer additions that Wireless has ever reported in a quarter.

Year-over-year blended ARPU decreased by 2.7%, which reflects declines in roaming, long-distance, out-of-plan usage and network access fee revenues, offset by higher wireless data and feature revenues. These decreases are primarily due to the creation of voice and data roaming value plans for frequent travelers over the past year and general competitive intensity.

Rogers Communications Inc.	6	First Quarter 2011

Wireless Equipment Sales

The year-over-year increase for the three months ended March 31, 2011 in revenue from equipment sales, including activation fees and net of equipment subsidies, versus the corresponding period of 2010, reflects an increase in the number of smartphone activations.

Wireless Operating Expenses

	Three months ended March 31,
(In millions of dollars)	2011	2010	% Chg

Operating expenses
Cost of equipment sales	$302	$237	27
Other operating expenses	629	596	6
Operating expenses before the undernoted	931	833	12
Stock-based compensation expense(1)	1	5	(80)
Integration, restructuring and acquisition expenses(2)	-	1	n/m
Other items, net(3)	-	10	n/m
Total operating expenses	$932	$849	10

(1)	See the section entitled “Stock-based Compensation”.
(2)	In the three months ended March 31, 2010, costs incurred relate to severances and restructuring expenses resulting from the outsourcing of certain information technology functions.
(3)	Relates to the resolution of obligations and accruals relating to prior periods.

The $65 million increase in cost of equipment sales for the three months ended March 31, 2011, compared to the corresponding period of 2010, was primarily the result of an increase in gross additions versus the prior period and a continued increase in the mix of smartphones for both new and upgrading subscribers. This was the single largest factor driving the year-over-year increase in expenses, and Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU, in that they reflect lower churning customers who are on term contracts.

The year-over-year increase in other operating expenses for the three months ended March 31, 2011, excluding retention spending discussed below, was driven by increased spending on advertising and promotion costs for new marketing campaigns, higher data activations, and higher sales costs associated with both volumes and mix, which were offset by savings resulting from cost reduction initiatives and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $183 million in the three months ended March 31, 2011, compared to $150 million in the corresponding period of 2010. The significant increase is a result of a higher mix of smartphone upgrades by existing subscribers, versus the corresponding period in 2010.

Wireless Adjusted Operating Profit

The 5% year-over-year decrease in adjusted operating profit and the 48.9% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended March 31, 2011 primarily reflect the increase in the total operating expenses discussed above, driven heavily by the high level of smartphone activations and upgrades and related level of subsidy spending, partially offset by the increase in network revenue.

Rogers Communications Inc.	7	First Quarter 2011

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended March 31,
(In millions of dollars)	2011	2010	% Chg

Additions to PP&E
Capacity	$128	$128	-
Quality	34	43	(21)
Network - other	11	6	83
Information technology and other	45	22	105
Total additions to PP&E	$218	$199	10

Wireless PP&E additions for the three months ended March 31, 2011 reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our HSPA+ network. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Moreover, Quality includes test and monitoring equipment and operating support system activities. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

The increase in Wireless PP&E additions for the three months ending March 31, 2011 is largely due to the increase in Information technology and other which was driven primarily by Wireless’ share of an enterprise data warehouse project and a new enterprise-wide billing system.

Rogers Communications Inc.	8	First Quarter 2011

CABLE

Summarized Cable Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg

Operating revenue
Cable Operations(2)	$813	$790	3
RBS	116	111	5
Video	24	41	(41)
Total operating revenue	953	942	1

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	382	340	12
RBS	26	8	n/m
Video	(7)	(2)	n/m
Adjusted operating profit(3)	401	346	16
Stock-based compensation expense(4)	(1)	(3)	(67)
Integration, restructuring and acquisition expenses(5)	(8)	(1)	n/m
Other items, net(6)	-	(5)	n/m
Operating profit(3)	$392	$337	16

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	47.0%	43.0%
RBS	22.4%	7.2%
Video	(29.2%)	(4.9%)

Additions to PP&E(3)
Cable Operations(2)	$150	$118	27
RBS	11	6	83
Video	-	1	n/m
Total additions to PP&E	$161	$125	29

(1)
The operating results of Kincardine Cable T.V. Ltd. (“Kincardine”) and Compton Cable T.V. Ltd. (“Compton”) are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively. The operating results of Blink Communications Inc. (“Blink”) and Atria Networks LP (“Atria”) are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.

(2)	Cable Operations segment includes Cable Television, Internet and Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three months ended March 31, 2011, costs incurred relate to i) acquisition transaction costs incurred and the integration of acquired businesses; and ii) the closure of certain Rogers Video stores. In the three months ended March 31, 2010, costs incurred relate to the integration of acquired businesses.

(6)	Relates to the resolution of obligations and accruals relating to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	9	First Quarter 2011

CABLE OPERATIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg

Operating revenue
Cable Television	$468	$458	$2
Internet	224	204	10
Home Phone	121	128	(5)
Total Cable Operations operating revenue	813	790	3

Operating expenses before the undernoted
Cost of equipment sales	6	14	(57)
Other operating expenses	425	436	(3)
	431	450	(4)
Adjusted operating profit(2)	382	340	12
Stock-based compensation expense(3)	(1)	(3)	(67)
Other items, net(4)	-	(7)	n/m
Operating profit(2)	$381	$330	$15

Adjusted operating profit margin(2)	47.0%	43.0%

(1)	The operating results of Kincardine and Compton are included in the Cable Operations results of operations from the dates of acquisition on July 30, 2010 and February 28, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the resolution of obligations and accruals relating to prior periods.

Rogers Communications Inc.	10	First Quarter 2011

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2011	2010	Chg

Cable homes passed(1)	3,734	3,646	88

Television
Net additions (losses)	(8)	1	(9)
Total television subscribers(1)	2,303	2,296	7

Digital cable
Households, net additions	5	26	(21)
Total digital cable households(1)	1,743	1,689	54

Cable high-speed Internet
Net additions(2)	8	17	(9)
Total cable high-speed Internet subscribers(1)(2)	1,698	1,636	62

Cable telephony lines
Net additions and migrations(3)	7	22	(15)
Total cable telephony lines(1)	1,014	959	55

Total cable service units(4)
Net additions	7	40	(33)
Total cable service units	5,015	4,891	124

Circuit-switched lines
Net losses and migrations to cable telephony platform(3)	(6)	(16)	10
Total circuit-switched lines(5)	28	108	(80)

(1)
On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households and 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from Compton. These subscribers are not included in net additions, but are included in the ending total balance for the three months ended March 31, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 1,000 and 4,000 at March 31, 2011 and 2010, respectively. In addition, net additions exclude ADSL subscriber losses of 1,000 and 1,000 in the three months ended March 31, 2011 and 2010.

(3)	Includes approximately nil and 3,000 migrations from circuit-switched to cable telephony for the three months ended March 31, 2011 and 2010, respectively.
(4)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(5)
Approximately 12,000 circuit-switched lines were migrated during the three months ended March 31, 2011, of which 9,000 were migrated to a third party reseller under the terms of an agreement to sell the remaining circuit-switched telephone business and 3,000 were migrated to RBS.  These migrations are not included in net losses and migrations, but are included in the ending total balance for the three months ended March 31, 2011.

Cable Television Revenue

The increase in Cable Television revenue for the three months ended March 31, 2011, compared to the corresponding period of 2010, reflects the continued increase in penetration of our digital cable product offerings and pricing changes. The slowdown in the year-over-year growth rate of Cable Television revenue from the fourth quarter of 2010 to the first quarter of 2011 partially reflects on-going targeted bundling and retention initiatives to transition portions of the subscriber base to term contracts and a lower number of subsidized digital box sales.

Cable continues to lead the Canadian cable industry in digital cable penetration. The digital cable subscriber base grew by 3% and represented 76% of television subscriber base as at March 31, 2011, compared to 74% as at March 31, 2010. Increased demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and cable television revenue.

Rogers Communications Inc.	11	First Quarter 2011

Cable Internet Revenue

The year-over-year increase in Internet revenue for the three months ended March 31, 2011 primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made in July 2010 and the timing and mix of promotional programs.

With the high-speed Internet base at approximately 1.7 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 74% of our television subscriber base, as at March 31, 2011.

Home Phone Revenue

Home Phone revenue for the three months ended March 31, 2011, reflects the year-over-year growth in the cable telephony customer base with a corresponding cable telephony revenue growth of approximately 5%, offset by the ongoing decline of the legacy circuit-switched telephony base. This decline of the legacy circuit-switched telephony base was 80,000 compared to the base as at March 31, 2010. During the three months ended March 31, 2011, approximately 12,000 circuit-switched lines were migrated, of which 9,000 were migrated to a third-party reseller, and the remaining 3,000 were migrated to RBS. The lower net additions of cable telephony lines in the three months ended March 31, 2011, versus the corresponding period of 2010, are the result of lower sales and increased competition.

Cable telephony lines in service grew 6% from March 31, 2010 to March 31, 2011. At March 31, 2011, cable telephony lines represented 27% of the homes passed by our cable networks and 44% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. Therefore, it continues its strategy to de-emphasize the off-net circuit-switched telephony business where services cannot be provided fully over Rogers’ own network facilities. During the third quarter of 2010, Cable announced that it was divesting most of the assets related to the remaining circuit-switched telephony operations. Under this arrangement, most of its co-location sites and related equipment were sold. In addition, the sale involved residential circuit-switched lines, with the customers served by these facilities being migrated to a third party reseller starting late in the third quarter of 2010 and continuing over the first half of 2011. Approximately 42,000 of these subscribers have been migrated, leaving approximately 28,000 lines which will be migrated during the second quarter of 2011. For the three months ended March 31, 2011 the revenue reported by Cable Operations associated with the residential circuit-switched telephony business being divested totalled approximately $7 million.

Excluding the impact of the declining circuit-switched telephony business that Cable is in the process of divesting, the year-over-year revenue growth for Home Phone and for Cable Operations overall for the three months ended March 31, 2011 would have been 5% and 5%, respectively.

Cable Operations Operating Expenses

The decrease in Cable Operations’ operating expenses for the three months ended March 31, 2011, compared to the corresponding period of 2010, was primarily due to lower equipment sales and cost reduction and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth and cost changes described above. As a result, Cable Operations’ adjusted operating profit margins increased to 47.0% for the three months ended March 31, 2011, compared to 43.0% in the corresponding period of 2010.

Rogers Communications Inc.	12	First Quarter 2011

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg

Operating revenue	$116	$111	5

Operating expenses before the undernoted	90	103	(13)
Adjusted operating profit(2)	26	8	n/m
Integration, restructuring and acquisition expenses(3)	(1)	(1)	-
Operating profit(2)	$25	$7	n/m

Adjusted operating profit margin(2)	22.4%	7.2%

(1)	The operating results of Blink and Atria are included in the RBS results of operations from the dates of acquisition on January 29, 2010 and January 4, 2011, respectively.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.
(3)	In the three months ended March 31, 2011 and March 31, 2010, costs relate to acquisition transaction costs incurred and the integration of acquired businesses.

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2011	2010	Chg

Local line equivalents(1)
Total local line equivalents	143	162	(19)

Broadband data circuits(2)(3)
Total broadband data circuits	53	33	20

(1)
Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.  The amount includes approximately 3,000 circuit-switched lines which were migrated from Cable Operations to RBS during the three months ended March 31, 2011.

(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)	On January 4, 2011, RBS acquired approximately 4,000 broadband data circuits from its acquisition of Atria, and these are reflected in the total amounts shown.

RBS Revenue

RBS revenues include external revenues only and any intercompany revenues are treated as cost recoveries in our current presentation.  Previously, intercompany revenues were included in RBS revenues.  Comparative futures for 2010 have been reclassified to conform to the current year’s presentation.

The increase in RBS revenues primarily reflects the acquisition of Atria, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net and near-net revenue opportunities utilizing both the acquired Atria network and Cable’s existing network facilities to expand offerings to the medium-sized enterprise customer base. For the three months ended March 31, 2011, the acquisition of Atria contributed revenue of $20 million, principally in the areas of data and Internet, which was partially offset by a decline in long-distance revenue and a decline in local revenues, compared to the corresponding period of 2010.

RBS Operating Expenses

Operating expenses decreased for the three months ended March 31, 2011, compared to the corresponding period of 2010 and reflects the decrease in long-distance costs due to lower volumes and country mix, lower sales and marketing within the medium and large enterprise and carrier segments, and operating efficiencies with the integration of Blink and Atria.

Rogers Communications Inc.	13	First Quarter 2011

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit reflects the acquisition of the higher margin Atria and Blink data businesses and the RBS focus on growing its on-net data revenue which has more than offset the declines in the lower margin voice business. Cost reductions and efficiency initiatives across various functions have also contributed to higher operating profit in the quarter. For the three months ended March 31, 2011, Atria contributed adjusted operating profit of $13 million. RBS adjusted operating profit margins increased to 22.4% for the three months ended March 31, 2011, compared to 7.2% in the corresponding period of 2010.

VIDEO

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011	2010	% Chg

Operating revenue	$24	$41	(41)

Operating expenses before the undernoted	31	43	(28)
Adjusted operating loss(1)	(7)	(2)	n/m
Integration, restructuring and acquisition expenses(2)	(7)	-	n/m
Other items, net(3)	-	2	n/m
Operating loss(1)	$(14)	$-	n/m

Adjusted operating loss margin(1)	(29.2%)	(4.9%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-IFRS Measures”.
(2)	Costs incurred relate to the closure of certain Video stores.
(3)	Relates to the resolution of accruals relating to prior periods.

The results of the Video segment include our video and game sale and rental business. Previously, the Rogers Retail segment also included the retail distribution of cable and wireless products and services. The business related to retail distribution of cable and wireless products and services are now included in the results of operations of Cable Operations and Wireless, respectively. Comparative figures for 2010 have been reclassified to conform to the current year’s presentation.

Video Revenue

The decrease in Video revenue for the three months ended March 31, 2011, compared to the corresponding period of 2010, was the result of a continued decline in video rental and sales activity much of which is associated with the closure of 74 low margin store locations.

Video Adjusted Operating Loss

The adjusted operating loss at Video increased for the three months ended March 31, 2011, compared to the corresponding period of 2010, reflecting the trends noted above.

Rogers Communications Inc.	14	First Quarter 2011

Cable Additions to PP&E

Cable additions to PP&E are classified into the following categories:

	Three months ended March 31,
(In millions of dollars)	2011	2010	% Chg

Additions to PP&E
Customer premise equipment	$46	$46	-
Scalable infrastructure	60	40	50
Line extensions	9	8	13
Upgrades and rebuild	1	3	(67)
Support capital	34	21	62
Total Cable Operations	150	118	27
RBS	11	6	83
Video	-	1	n/m
	$161	$125	29

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Additions to Cable PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The increase in Cable Operations PP&E for the three months ended March 31, 2011, compared to the corresponding period of 2010 resulted primarily from higher Scalable infrastructure and Support capital expenditures due to projects associated with increasing capacity on our Video platform and quality related investments on our Voice platform.

The increases in RBS PP&E additions for the three months ended March 31, 2011 reflect the timing of expenditures on customer networks and support capital.

Rogers Communications Inc.	15	First Quarter 2011

MEDIA

Summarized Media Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2011(1)	2010(1)	% Chg

Operating revenue	$339	$290	17

Operating expenses before the undernoted	349	285	22
Adjusted operating profit (loss)(2)	(10)	5	n/m
Stock-based compensation expense(3)	(2)	(4)	(50)
Integration, restructuring and acquisition expenses(4)	(3)	-	n/m
Operating profit (loss)(2)	$(15)	$1	n/m

Adjusted operating profit (loss) margin(2)	(2.9%)	1.7%

Additions to PP&E(2)	$8	$4	100

(1)
The operating results of BV! Media Inc. (“BV Media”), BOUNCE and BOB-FM are included in Media’s results of operations from the dates of acquisition on October 1, 2010, January 31, 2011 and January 31, 2011, respectively.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.
(3)	See the section entitled “Stock-based Compensation”.
(4)	For the three months ended March 31, 2011, costs incurred relate to acquisition transaction costs incurred and the integration of acquired businesses.

Media Revenue

The 17% increase in Media’s revenue for the three months ended March 31, 2011, compared to the corresponding period of 2010, was mainly the result of new subscriber fees generated from Sportsnet ONE and increases in advertising sales. Overall, all divisions within Media experienced a growth in revenue for the three months ended March 31, 2011, compared to the corresponding period of 2010.

Media Operating Expenses

Media’s operating expenses for the three months ended March 31, 2011 increased, compared to the corresponding period of 2010, due primarily to planned increases in Television programming costs, principally in the area of sports content. In the first quarter, Media broadcasts a seasonally high and growing amount of relatively expensive NHL and NBA programming. Those expenses moderate during the off-season quarters while subscriber fees stay relatively constant thus contributing to increasing margins in those quarters.

Media Adjusted Operating Profit (Loss)

The first quarter is historically the seasonally weakest margin quarter for Media. The decrease in Media’s adjusted operating profit for the three months ended March 31, 2011, compared to the corresponding period of 2010, primarily reflects the revenue and expense changes discussed above. The acquisition of BV! Media contributed approximately $4 million of revenue and $2 million of expenses during the quarter.

Media Additions to PP&E

Media’s PP&E additions during the three months ended March 31, 2011 increased from the corresponding period in 2010 due primarily to Television broadcast equipment additions related to the CRTC mandated digital transition and facilities upgrades at The Shopping Channel.

Other Media Developments

On January 31, 2011, we closed agreements to acquire BOUNCE (CHBN-FM) in Edmonton, Alberta and BOB-FM (CHST-FM) in London, Ontario.

Rogers Communications Inc.	16	First Quarter 2011

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under IFRS to the non-IFRS measures operating profit and adjusted operating profit for the period. See the section entitled “Supplementary Information” for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted earnings per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended March 31,
(In millions of dollars)	2011	2010	% Chg

Net income	$335	$368	(9)
Income tax expense	125	161	(22)
Other income	(8)	(2)	n/m
Change in the fair value of derivative instruments	14	24	(42)
Amortization of deferred financing costs	2	3	(33)
Loss on repayment of long-term debt	99	-	n/m
Foreign exchange gain	(9)	(12)	(25)
Interest on long-term debt	165	168	(2)
Operating income	723	710	2
Depreciation and amortization	418	406	3
Operating profit	1,141	1,116	2
Stock-based compensation expense	8	26	(69)
Integration, restructuring and acquisition expenses	11	2	n/m
Other items, net	-	15	n/m
Adjusted operating profit	$1,160	$1,159	-

Net Income and Earnings Per Share

We recorded net income of $335 million for the three months ended March 31, 2011, or basic and diluted earnings per share of $0.60, compared to net income of $368 million, or basic and diluted earnings per share of $0.62, in the corresponding period of 2010.

On an adjusted basis, we recorded net income of $423 million for the three months ended March 31, 2011, or basic and diluted adjusted earnings per share of $0.76, compared to adjusted net income of $397 million, or basic and diluted adjusted earnings per share of $0.67, in the corresponding period of 2010.

Income Tax Expense

Our effective income tax rate for the three months ended March 31, 2011 was 27.2%. The 2011 effective income tax rate differed from the 2011 statutory income tax rate of 28.0% primarily due to an income tax recovery of $13 million resulting from the effect of tax rate changes which was partially offset by other items.

Rogers Communications Inc.	17	First Quarter 2011

	Three months ended March 31,
(In millions of dollars)	2011	2010

Statutory income tax rate	28.0%	30.5%

Income before income taxes	$460	$529

Computed income tax expense	$129	$161
Increase (decrease) in income taxes resulting from:
Effect of tax rate changes	(13)	(8)
Other items	9	8
Income tax expense	$125	$161
Effective income tax rate	27.2%	30.5%

Change in Fair Value of Derivative Instruments

The $14 million change in the fair value of derivative instruments expense in the three months ended March 31, 2011 was the result of (i) the $8 million non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes and (ii) a $6 million non-cash charge pertaining to an estimate of the relative hedge ineffectiveness of Derivatives which have been designated as hedges for accounting purposes. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months ended March 31, 2011, the Canadian dollar strengthened by 2.5 cents versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Mark-to-Market Value of Derivatives”.

Loss on Repayment of Long-Term Debt

During the three months ended March 31, 2011, we recorded a loss on repayment of long-term debt of $99 million related to the redemption of two public debt issues. (See “Overview of Liquidity, Financing and Share Capital Activities - Debt Redemptions and Termination of Derivatives”).

Foreign Exchange Gain

During the three months ended March 31, 2011, the Canadian dollar strengthened by 2.5 cents versus the U.S. dollar resulting in a foreign exchange gain of $9 million, primarily related to our US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2010, the Canadian dollar strengthened by 3.5 cents versus the U.S. dollar resulting in a foreign exchange gain of $12 million, primarily related to US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes.

Interest on Long-Term Debt

The $3 million decrease in interest expense for the three months ended March 31, 2011, compared to the corresponding period of 2010, including the impact of Derivatives, is primarily due to the decrease in the weighted-average interest rate on long-term debt at March 31, 2011 compared to March 31, 2010, largely due to refinancing activity completed in the third quarter of 2010 and in the first quarter of 2011. See the section entitled “Consolidated Liquidity and Capital Resources”.

Operating Income

The increase in our operating income in the three months ended March 31, 2011, compared to the corresponding period of 2010, reflects the growth in revenue of $111 million exceeding the growth in expenses of $98 million.

Rogers Communications Inc.	18	First Quarter 2011

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended March 31, 2011, compared to the corresponding period of 2010, primarily reflects an increase in amortization of certain intangible assets relating to our recent acquisitions, offset by a decrease in depreciation on PP&E.

Stock-based Compensation

A summary of stock-based compensation expense is as follows:

	Three months ended March 31,
(In millions of dollars)	2011	2010

Wireless	$1	$5
Cable	1	3
Media	2	4
Corporate	4	14
	$8	$26

At March 31, 2011, we had a liability of $179 million, compared to a liability of $199 million at March 31, 2010, related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2011, $10 million (2010 - $18 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. The expense in a given period, which is included in operating costs under employee salaries and benefits, is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units each reporting period.

Integration, Restructuring and Acquisition Expenses

During the three months ended March 31, 2011, we incurred $11 million of integration, restructuring and acquisition expenses to improve our costs structure related to i) acquisition transaction costs incurred and integration of acquired businesses ($4 million); and ii) the closure of certain Rogers Video stores ($7 million).

Other Items

During the three months ended March 31, 2010, we recorded a $15 million recovery related to the adjustment of the resolution of obligations and accruals relating to the prior period.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless and Media decreased, partially offset by the increase at Cable for the three months ended March 31, 2011, compared to the three months ended March 31, 2010. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended March 31, 2011, consolidated adjusted operating profit increased to $1,160 million, compared to $1,159 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended March 31, 2011 and March 31, 2010, respectively, excludes: (i) stock-based compensation expense of $8 million and $26 million; (ii) integration, restructuring and acquisition expenses of $11 million and $2 million; and (iii) other items of $nil and $15 million.

For details on the determination of adjusted operating profit, which is a non-IFRS measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	19	First Quarter 2011

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section above entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E of $8 million for the three months ended March 31, 2011, and $37 million for the three months ended March 31, 2010, were mainly related to spending on facilities in the current quarter and an enterprise-wide billing and business support systems initiative in the prior period.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended March 31, 2011, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,204 million from $1,179 million in the corresponding period of 2010.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended March 31, 2011, cash generated from operations was $739 million, compared to $843 million in the corresponding period of 2010. Total net funds generated or raised in the three months ended March 31, 2011 aggregated approximately $2,739 million, including the cash generated from operations of $739 million noted above together with the following:

•	the receipt of an aggregate $1.85 billion gross proceeds from the March issuance of $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041; and

•	$150 million net advances borrowed under the bank credit facility; and

Net funds used during the three months ended March 31, 2011 totalled approximately $2,743 million, the details of which include the following:

•	additions to PP&E of $523 million, including $128 million of related changes in non-cash working capital;

•
the payment of an aggregate $1,208 million for the March 2011 redemption of two public debt issues maturing in 2012 (comprising $802 million principal and $76 million premiums) and settlement of the associated Derivatives and forward contracts (comprising $330 million net settlement paid on termination);

•	the payment of quarterly dividends of $179 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 9 million Class B Non-Voting shares for an aggregate purchase price of $285 million;

•
acquisitions and other investments aggregating $507 million, including $426 million to acquire Atria Networks, $40 million to acquire Compton and $38 million to acquire two radio stations in Edmonton, Alberta and London, Ontario;

•	payments for program rights of $31 million; and

•	payments for financing costs of $10 million.

Rogers Communications Inc.	20	First Quarter 2011

Taking into account the opening bank advances of $45 million at the beginning of the period and the generation and uses of funds described above, the bank advances at March 31, 2011 was $49 million.

Financing

Our long-term debt instruments are described in Note 14 and Note 15 to the 2010 Annual Audited Consolidated Financial Statements and Note 10 and Note 14 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2011.

At March 31, 2011, there was $150 million drawn against our $2.4 billion bank credit facility.

Debt Issuances

On March 21, 2011, RCI issued in Canada $1,850 million aggregate principal amount of senior notes, comprised of $1,450 million of 5.34% Senior Notes due 2021 (the “2021 Notes”) and $400 million of 6.56% Senior Notes due 2041 (the “2041 Notes”). The 2021 Notes were issued at a discount of 99.954% for an effective yield of 5.346% per annum if held to maturity while the 2041 Notes were issued at par to yield 6.56% if held to maturity. RCI received aggregate net proceeds of approximately $1,840 million from the issuance of the 2021 Notes and the 2041 Notes after deducting the original issue discount, agents’ fees and other related expenses. The aggregate net proceeds from the 2021 Notes and the 2041 Notes were used to fund the March 2011 redemption of two public debt issues maturing in 2012 together with the termination of the associated Derivatives, each as described below under “Debt Redemptions and Termination of Derivatives”, and to partially repay outstanding advances under our bank credit facility.

Each of the 2021 Notes and the 2041 Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Debt Redemptions and Termination of Derivatives

On March 21, 2011, RCI redeemed the entire US$350 million principal amount of its 7.875% Senior Notes due 2012 (the “7.875% Notes”) and the entire US$470 million principal amount of its 7.25% Senior Notes due 2012 (the “7.25% Notes” and, together with the 7.875% Notes, the “2012 Notes”). RCI paid an aggregate of approximately $878 million for the redemption of the 2012 Notes (the “Redemptions”), including approximately $802 million aggregate principal amount for the 2012 Notes and $76 million for the premiums payable in connection with the Redemptions. Concurrently with RCI’s redemption of the 2012 Notes, RCI made a net payment of approximately $330 million to terminate the associated Derivatives (the “Derivatives Termination”).  As a result, the total cash expenditure associated with the Redemptions and the Derivatives Termination was approximately $1,208 million and RCI recorded a loss on repayment of long-term debt of $99 million, comprised of the aggregate redemption premiums of $76 million, a net loss on the termination of the related Derivatives of $22 million, and write-off of deferred financing costs of $2 million, offset by a write down of a previously recorded fair value increment of $1 million.

Normal Course Issuer Bid

On February 16, 2011, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for a further one year period commencing February 22, 2011 and ending February 21, 2012, and which during such one year period we may purchase on the TSX up to the lesser of 39.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

During the three months ended March 31, 2011, we purchased 9 million Class B Non-Voting shares for an aggregate purchase price of $285 million. All of these shares were purchased pursuant to private agreements between RCI and arm’s length third party sellers. Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and each is included in calculating the number of Class B Non-Voting shares that we may purchase pursuant to the NCIB.

Rogers Communications Inc.	21	First Quarter 2011

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-IFRS measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

As discussed above in Financing (see “Debt Redemptions and Termination of Derivatives”), during the three months ended March 31, 2011, RCI redeemed all of its US$350 million 7.875% Senior Notes due 2012 and all of its US$470 million 7.25% Senior Notes due 2012 and terminated the related US$820 million aggregate notional principal amount of Derivatives. As a result, on March 31, 2011, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	March 31, 2011		December 31, 2010

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$5,050
Hedged with Derivatives	U.S.	$4,230	U.S.	$5,050
Hedged exchange rate		1.1340		1.1697
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt(2) at fixed rates:
Total long-term debt	Cdn	$10,497	Cdn	$9,607
Total long-term debt at fixed rates	Cdn	$10,347	Cdn	$9,607
Percent of long-term debt fixed		98.6%		100.0%

Weighted average interest rate on long-term debt		6.26%		6.68%

(1)
Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on March 31, 2011 and December 31, 2010, RCI accounted for 91.7% and 93.1%, respectively, of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on March 31, 2011 91.7% of U.S. dollar denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread ("Bond Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Rogers Communications Inc.	22	First Quarter 2011

The effect of estimating the credit-adjusted fair value of Derivatives at March 31, 2011, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at March 31, 2011, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $695 million, which is $13 million less than the unadjusted risk-free mark-to-market net liability value.

	Derivatives in	Derivatives in	Net liability
	an asset	a liability	position
(In millions of dollars)	position (A)	position (B)	(A+ B)

Mark-to-market value - risk-free analysis	$3	$(711)	$(708)

Mark-to-market value - credit-adjusted estimate (carrying value)	$3	$(698)	$(695)

Difference	$-	$13	$13

Long-term Debt Plus Net Derivative Liabilities

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	March 31, 2011	December 31, 2010

Long-term debt(1)	$9,801	$8,723
Net derivative liabilities at the risk-free analytical value(2)	$708	$917

Total	$10,509	$9,640

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

We believe that the non-IFRS financial measure of long-term debt plus net derivative liabilities at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-IFRS measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. This non-IFRS measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under IFRS.

Outstanding Common Share Data

Set out below is our outstanding share data as at March 31, 2011 and at March 31, 2010. During the three months ended March 31, 2011, we purchased 9,000,000 Class B Non-Voting shares for an aggregate purchase price of $285 million. For additional information, refer to Note 18 of our 2010 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2011.

Rogers Communications Inc.	23	First Quarter 2011

	March 31, 2011	December 31, 2010
Common shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting	434,090,594	443,072,044
Total Common shares	546,552,608	555,534,058
Options to purchase Class B Non-Voting shares

Outstanding options	12,621,972	11,841,680
Outstanding options exercisable	7,257,008	6,415,933

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

February 16, 2010	March 5, 2010	April 1, 2010	$0.32	$188
April 29, 2010	May 14, 2010	July 2, 2010	$0.32	$187
August 18, 2010	September 9, 2010	October 1, 2010	$0.32	$184
October 26, 2010	November 18, 2010	January 4, 2011	$0.32	$179

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195

In February 2011, the Board adopted a dividend policy which increased the annual dividend rate from $1.28 to $1.42 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of 35.5 cents per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 15, 2011, the Board declared a quarterly dividend totalling 35.5 cents per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares. This dividend was paid on April 1, 2011 to shareholders of record on March 18, 2011 and was the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2010 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2010 Annual Audited Consolidated Financial Statements. Other than the issuance of the 2021 Notes and the 2041 Notes, the debt redemptions and terminations of Derivatives as described above under “Overview of Liquidity, Financing and Share Capital Activities”, there have been no significant changes to these material contractual obligations since December 31, 2010.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2010 Annual MD&A. Significant developments regarding those regulations since our 2010 MD&A was published on February 28, 2011 are as follows:

Rogers Communications Inc.	24	First Quarter 2011

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2011, Industry Canada released its decisions regarding the renewal process for cellular and PCS licences that begin expiring in March 2011, thereby concluding the consultation process initiated in March 2009.  Key decisions are:

•	At the end of the current licence term and where licensees are in compliance with all conditions of licence, new cellular and PCS licences will be issued with a term of 20 years; and,

•
The current annual fee of $0.0351 per MHz per population of the licensed area will continue to apply to all cellular and PCS licences, including those initially assigned by auction.  The Industry Canada Minister may review and amend the fees during the licence term after further consultation with licensees.

A decision regarding existing research and development conditions of licence will be released separately. Until such time, the current conditions of licence remain in effect.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees

In February 2011, in a 2-1 split decision, the Federal Court of Appeal ruled that the CRTC has the authority to implement its proposed “value for signal” regime described in Broadcasting Decision 2010-167. Rogers intends to seek leave to appeal to the Supreme Court of Canada.

CRTC Review of Wholesale Internet Service Pricing and Usage-based Billing

In March 2011, the CRTC announced the proceeding to review the pricing of wholesale Internet services whereby reselling ISPs would be subject to additional charges when their end-users exceeded specific bandwidth caps would be expanded to include an oral public hearing commencing in July 2011.  Final comments are now due on July 29, 2011.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2010 Annual MD&A, which was current as of February 28, 2011, and should be reviewed in conjunction with this interim quarterly MD&A.

KEY PERFORMANCE INDICATORS AND NON-IFRS MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2010 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under IFRS or Canadian GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Cost of equipment sales;
•	Stock-based compensation expenses;
•	Integration, restructuring and acquisition expenses;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted net income;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

Rogers Communications Inc.	25	First Quarter 2011

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three months ended March 31, 2011 and March 31, 2010, total amounts paid by us to these related parties, directly or indirectly, were $8 million and $9 million, respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

We have entered into certain transactions with our controlling shareholder and companies controlled by that controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months ended March 31, 2011 and March 31, 2010 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2010 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2010 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. On January 1, 2011, with the adoption of IFRS, the critical accounting policies and estimates of Wireless, Cable and Media have been updated to conform with this adoption. Please refer to Note 2 of our First Quarter 2011 Interim Unaudited Consolidated Financial Statements for our adoption of IFRS and a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements.

NEW ACCOUNTING STANDARDS

Recent Accounting Pronouncements

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting with this quarterly report, we have provided unaudited consolidated quarterly financial information in accordance with IFRS including comparative figures for 2010. Please refer to Note 3 of our First Quarter 2011 Interim Unaudited Consolidated Financial Statements for a summary of the differences between our financial statements previously prepared under Canadian GAAP and to those under IFRS as at January 1, 2010, for the three months ended March 31, 2010, and as at and for the year ended December 31, 2010.

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

Rogers Communications Inc.	26	First Quarter 2011

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the first quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2010 Annual MD&A.

2011 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2011 annual guidance ranges which we provided on February 16, 2011. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	27	First Quarter 2011

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended March 31,
(In millions of dollars, number of shares outstanding in millions)	2011	2010

Operating profit	$1,141	$1,116
Add (deduct):
Stock-based compensation expense	8	26
Integration, restructuring and acquisition expenses	11	2
Other items, net	-	15
Adjusted operating profit	$1,160	$1,159

Net income	$335	$368
Add (deduct):
Stock-based compensation expense	8	26
Integration, restructuring and acquisition expenses	11	2
Other items, net	-	15
Loss on repayment of long-term debt	99	-
Income tax impact of above items	(30)	(14)
Adjusted net income	$423	$397

Adjusted basic earnings per share:
Adjusted net income	$423	$397
Divided by: weighted average number of shares outstanding	554	590
Adjusted basic earnings per share	$0.76	$0.67

Adjusted diluted earnings per share:
Adjusted net income	$423	$397
Divided by: diluted weighted average number of shares outstanding	557	594
Adjusted diluted earnings per share	$0.76	$0.67

Basic earnings per share:
Net income	$335	$368
Divided by: weighted average number of shares outstanding	554	590
Basic earnings per share	$0.60	$0.62

Diluted earnings per share:
Net income	$335	$368
Divided by: diluted weighted average number of shares outstanding	557	594
Diluted earnings per share	$0.60	$0.62

Rogers Communications Inc.	28	First Quarter 2011

SUPPLEMENTARY INFORMATION
Presentation of Historical Results Under Current Presentation(1)

Adjusted Quarterly Consolidated Financial Summary

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$1,721	$6,973	$1,788	$1,816	$1,707	$1,662	$6,685	$1,730	$1,762	$1,626	$1,567
Cable
Cable Operations	813	3,190	811	798	791	790	3,074	796	773	762	743
RBS	116	452	111	115	115	111	446	109	110	111	116
Video	24	143	32	33	37	41	194	51	45	44	54
Media	339	1,461	416	369	386	290	1,407	393	364	366	284
Corporate items and eliminations	(26)	(77)	(20)	(20)	(19)	(18)	(75)	(22)	(18)	(18)	(17)
Total	2,987	12,142	3,138	3,111	3,017	2,876	11,731	3,057	3,036	2,891	2,747

Adjusted operating profit (loss)(2)
Wireless	790	3,173	704	821	819	829	3,067	742	845	750	730
Cable
Cable Operations	382	1,419	372	367	340	340	1,300	323	325	330	308
RBS	26	40	12	11	9	8	35	5	8	7	15
Video	(7)	(33)	(20)	(5)	(6)	(2)	(19)	(8)	(5)	(4)	(2)
Media	(10)	131	24	40	62	5	119	52	36	37	(10)
Corporate items and eliminations	(21)	(95)	(28)	(16)	(30)	(21)	(114)	(13)	(28)	(37)	(36)
Adjusted operating profit(2)	1,160	4,635	1,064	1,218	1,194	1,159	4,388	1,101	1,181	1,083	1,005
Stock-based compensation (expense) recovery	(8)	(50)	26	(41)	(9)	(26)	33	(29)	(6)	(13)	81
Settlement of pension obligations	-	-	-	-	-	-	(30)	(30)	-	-	-
Integration, restructuring and acquisition expenses	(11)	(40)	(22)	(8)	(8)	(2)	(117)	(65)	(11)	(37)	(4)
Other items, net	-	(14)	5	(4)	-	(15)	-	-	-	-	-
Contract termination fees	-	-	-	-	-	-	(19)	(7)	(12)	-	-
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	61	79	-	-	-
Operating profit(2)	1,141	4,531	1,073	1,165	1,177	1,116	4,316	1,049	1,152	1,033	1,082
Depreciation and amortization	(418)	(1,639)	(429)	(399)	(405)	(406)	(1,730)	(424)	(416)	(446)	(444)
Impairment losses on goodwill, intangible assets
and other long-term assets	-	(11)	(11)	-	-	-	(18)	(18)	-	-	-
Operating income	723	2,881	633	766	772	710	2,568	607	736	587	638
Interest on long-term debt	(165)	(669)	(164)	(167)	(170)	(168)	(647)	(173)	(166)	(156)	(152)
Loss on repayment of long-term debt	(99)	(87)	-	(87)	-	-	(7)	(7)	-	-	-
Other income (expense), net	1	(11)	(24)	3	23	(13)	66	(29)	44	68	(17)
Income tax expense	(125)	(612)	(143)	(135)	(173)	(161)	(502)	(88)	(129)	(125)	(160)
Net income	335	1,502	302	380	452	368	1,478	310	485	374	309

Add (deduct):
Stock-based compensation expense (recovery)	8	50	(26)	41	9	26	(33)	29	6	13	(81)
Settlement of pension obligations	-	-	-	-	-	-	30	30	-	-	-
Integration, restructuring and acquisition expenses	11	40	22	8	8	2	117	65	11	37	4
Other items, net	-	14	(5)	4	-	15	-	-	-	-	-
Contract termination fees	-	-	-	-	-	-	19	7	12	-	-
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	(61)	(79)	-	-	-
Debt issuance costs	-	-	-	-	-	-	11	6	-	5	-
Loss on repayment of long-term debt	99	87	-	87	-	-	7	7	-	-	-
Impairment losses on goodwill, intangible assets
and other long-term assets	-	11	11	-	-	-	18	18	-	-	-
Income tax impact of above items	(30)	(61)	(1)	(41)	(5)	(14)	(30)	(23)	(9)	(17)	24
Income tax charge, cash-settled stock options	-	35	35	-	-	-	-	-	-	-	-
Adjusted net income(2)	$423	$1,678	$338	$479	$464	$397	$1,556	$370	$505	$412	$256

Earnings per share:
Basic	$0.60	$2.61	$0.54	$0.66	$0.78	$0.62	$2.38	$0.51	$0.79	$0.59	$0.49
Diluted	$0.60	$2.59	$0.50	$0.66	$0.77	$0.62	$2.38	$0.51	$0.79	$0.59	$0.49

As adjusted(2):
Earnings per share:
Basic	$0.76	$2.91	$0.60	$0.83	$0.80	$0.67	$2.51	$0.61	$0.82	$0.65	$0.40
Diluted	$0.76	$2.89	$0.60	$0.83	$0.79	$0.67	$2.51	$0.61	$0.82	$0.65	$0.40

Additions to PP&E(2)	$395	$1,834	$591	$439	$439	$365	$1,855	$571	$491	$434	$359

(1)
This quarterly summary provides the quarterly results under the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS, and figures for 2009 are presented under previous Canadian GAAP. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	29	First Quarter 2011

SUPPLEMENTARY INFORMATION
Presentation of Historical Results Under Current Presentation By Segment(1)

Wireless

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue
Network revenue	$1,615	$6,526	$1,641	$1,692	$1,623	$1,570	$6,245	$1,598	$1,645	$1,529	$1,473
Equipment sales	106	447	147	124	84	92	440	132	117	97	94
Total operating revenue	1,721	6,973	1,788	1,816	1,707	1,662	6,685	1,730	1,762	1,626	1,567

Operating expenses before the undernoted
Cost of equipment sales	302	1,225	404	341	243	237	1,059	308	272	254	225
Other operating expenses	629	2,575	680	654	645	596	2,559	680	645	622	612
Total operating expenses before the undernoted	931	3,800	1,084	995	888	833	3,618	988	917	876	837

Adjusted operating profit(2)	790	3,173	704	821	819	829	3,067	742	845	750	730
Stock-based compensation (expense) recovery	(1)	(12)	2	(7)	(2)	(5)	-	(5)	(3)	(2)	10
Settlement of pension obligations	-	-	-	-	-	-	(3)	(3)	-	-	-
Integration, restructuring and acquisition expenses	-	(5)	(1)	(3)	-	(1)	(33)	(19)	(5)	(9)	-
Other items, net	-	(5)	5	-	-	(10)	-	-	-	-	-
Operating profit(2)	$789	$3,151	$710	$811	$817	$813	$3,031	$715	$837	$739	$740

Adjusted operating profit margin as % of network revenue(2)	48.9%	48.6%	42.9%	48.5%	50.5%	52.8%	49.1%	46.4%	51.4%	49.1%	49.6%

Additions to PP&E(2)	$218	$937	$346	$186	$206	$199	$865	$266	$221	$204	$174

Data revenue included in network revenue	$542	$1,832	$505	$476	$435	$416	$1,367	$384	$372	$313	$298

Postpaid ARPU(2)	$70.18	$72.62	$71.31	$74.47	$73.07	$71.62	$73.93	$73.42	$76.79	$73.24	$72.15
Prepaid ARPU(2)	$14.32	$16.10	$16.09	$17.10	$16.61	$14.70	$16.73	$16.39	$18.80	$16.77	$15.10
Blended ARPU(2)	$59.91	$62.62	$61.31	$64.38	$63.27	$61.59	$63.59	$63.23	$66.45	$63.09	$61.57

(1)
This quarterly summary provides the quarterly results under the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS, and figures for 2009 are presented under previous Canadian GAAP. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	30	First Quarter 2011

SUPPLEMENTARY INFORMATION
Presentation of Historical Results Under Current Presentation By Segment(1)

Cable

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue
Cable Operations	$813	$3,190	$811	$798	$791	$790	$3,074	$796	$773	$762	$743
RBS	116	452	111	115	115	111	446	109	110	111	116
Video	24	143	32	33	37	41	194	51	45	44	54
Total operating revenue	953	3,785	954	946	943	942	3,714	956	928	917	913

Operating expenses before the undernoted
Cable Operations	431	1,771	439	431	451	450	1,774	473	448	432	435
RBS	90	412	99	104	106	103	411	104	102	104	101
Video	31	176	52	38	43	43	213	59	50	48	56
Total operating expenses before undernoted items	552	2,359	590	573	600	596	2,398	636	600	584	592
Adjusted operating profit (loss)(2)
Cable Operations	382	1,419	372	367	340	340	1,300	323	325	330	308
RBS	26	40	12	11	9	8	35	5	8	7	15
Video	(7)	(33)	(20)	(5)	(6)	(2)	(19)	(8)	(5)	(4)	(2)
Adjusted operating profit(2)	401	1,426	364	373	343	346	1,316	320	328	333	321
Stock-based compensation (expense) recovery	(1)	(7)	5	(6)	(3)	(3)	12	(9)	-	(4)	25
Settlement of pension obligations	-	-	-	-	-	-	(11)	(11)	-	-	-
Integration, restructuring and acquisition expenses	(8)	(23)	(10)	(5)	(7)	(1)	(46)	(29)	(6)	(7)	(4)
Other items, net	-	(5)	-	-	-	(5)	-	-	-	-	-
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	46	60	-	-	-
Operating profit(2)	$392	$1,391	$359	$362	$333	$337	$1,317	$331	$322	$322	$342
Adjusted operating profit (loss) margin(2)
Cable Operations	47.0%	44.5%	45.9%	46.0%	43.0%	43.0%	42.3%	40.6%	42.0%	43.3%	41.5%
RBS	22.4%	8.8%	10.8%	9.6%	7.8%	7.2%	7.8%	4.6%	7.3%	6.3%	12.9%
Video	(29.2%)	(23.1%)	(62.5%)	(15.2%)	(16.2%)	(4.9%)	(9.8%)	(15.7%)	(11.1%)	(9.1%)	(3.7%)

Additions to PP&E(2)
Cable Operations	$150	$611	$157	$177	$159	$118	$642	$202	$180	$156	$104
RBS	11	38	13	11	8	6	37	10	10	9	8
Video	-	13	8	1	3	1	14	5	3	3	3
Total additions to PP&E	$161	$662	$178	$189	$170	$125	$693	$217	$193	$168	$115
(1)
This quarterly summary provides the quarterly results under the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS, and figures for 2009 are presented under previous Canadian GAAP. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	31	First Quarter 2011

SUPPLEMENTARY INFORMATION
Presentation of Historical Results Under Current Presentation By Segment(1)

Cable Operations

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue
Cable Television	$468	$1,835	$470	$458	$449	$458	$1,780	$466	$447	$439	$428
Internet	224	848	217	213	214	204	781	202	198	195	186
Home Phone	121	507	124	127	128	128	513	128	128	128	129
Total Cable Operations operating revenue	813	3,190	811	798	791	790	3,074	796	773	762	743

Operating expenses before the undernoted
Cost of equipment sales	6	41	12	8	7	14	59	25	12	7	15
Other operating expenses	425	1,730	427	423	444	436	1,715	448	436	425	420
Total operating expenses before the undernoted	431	1,771	439	431	451	450	1,774	473	448	432	435
Adjusted operating profit(2)	382	1,419	372	367	340	340	1,300	323	325	330	308
Stock-based compensation (expense) recovery	(1)	(7)	5	(6)	(3)	(3)	12	(8)	1	(4)	23
Settlement of pension obligations	-	-	-	-	-	-	(10)	(10)	-	-	-
Integration, restructuring and acquisition expenses	-	(3)	-	(2)	(1)	-	(31)	(20)	(4)	(6)	(1)
Other items, net	-	(7)	-	-	-	(7)	-	-	-	-	-
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	46	60	-	-	-
Operating profit(2)	$381	$1,402	$377	$359	$336	$330	$1,317	$345	$322	$320	$330

Adjusted operating profit margin(2)	47.0%	44.5%	45.9%	46.0%	43.0%	43.0%	42.3%	40.6%	42.0%	43.3%	41.5%

Rogers Business Solutions

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue	$116	$452	$111	$115	$115	$111	$446	$109	$110	$111	$116

Operating expenses before the undernoted	90	412	99	104	106	103	411	104	102	104	101
Adjusted operating profit(2)	26	40	12	11	9	8	35	5	8	7	15
Stock-based compensation (expense) recovery	-	-	-	-	-	-	(1)	(1)	(1)	-	1
Integration, restructuring and acquisition expenses	(1)	(13)	(9)	(1)	(2)	(1)	(3)	(2)	-	(1)	-
Operating profit(2)	$25	$27	$3	$10	$7	$7	$31	$2	$7	$6	$16

Adjusted operating profit margin(2)	22.4%	8.8%	10.8%	9.6%	7.8%	7.2%	7.8%	4.6%	7.3%	6.3%	12.9%

Video

	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue	$24	$143	$32	$33	$37	$41	$194	$51	$45	$44	$54

Operating expenses before the undernoted	31	176	52	38	43	43	213	59	50	48	56
Adjusted operating loss(2)	(7)	(33)	(20)	(5)	(6)	(2)	(19)	(8)	(5)	(4)	(2)
Stock-based compensation (expense) recovery	-	-	-	-	-	-	1	-	-	-	1
Settlement of pension obligations	-	-	-	-	-	-	(1)	(1)	-	-	-
Integration, restructuring and acquisition expenses	(7)	(7)	(1)	(2)	(4)	-	(12)	(7)	(2)	-	(3)
Other items, net	-	2	-	-	-	2	-	-	-	-	-
Operating loss(2)	$(14)	$(38)	$(21)	$(7)	$(10)	$-	$(31)	$(16)	$(7)	$(4)	$(4)

Adjusted operating loss margin(2)	(29.2%)	(23.1%)	(62.5%)	(15.2%)	(16.2%)	(4.9%)	(9.8%)	(15.7%)	(11.1%)	(9.1%)	(3.7%)

(1)
This quarterly summary provides the quarterly results under the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS, and figures for 2009 are presented under previous Canadian GAAP. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	32	First Quarter 2011

SUPPLEMENTARY INFORMATION
Presentation of Historical Results Under Current Presentation By Segment(1)

Media	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue	$339	$1,461	$416	$369	$386	$290	$1,407	$393	$364	$366	$284
Operating expenses before the undernoted	349	1,330	392	329	324	285	1,288	341	328	329	294

Adjusted operating profit (loss)(2)	(10)	131	24	40	62	5	119	52	36	37	(10)
Stock-based compensation (expense) recovery	(2)	(10)	3	(7)	(2)	(4)	8	(5)	(1)	(2)	16
Settlement of pension obligations	-	-	-	-	-	-	(15)	(15)	-	-	-
Integration, restructuring and acquisition expenses	(3)	(12)	(11)	-	(1)	-	(35)	(14)	-	(21)	-
Other items, net	-	(4)	-	(4)	-	-	-	-	-	-	-
Contract termination fees	-	-	-	-	-	-	(19)	(7)	(12)	-	-
Adjustment for CRTC Part II fees decision	-	-	-	-	-	-	15	19	-	-	-
Operating profit (loss)(2)	$(15)	$105	$16	$29	$59	$1	$73	$30	$23	$14	$6

Adjusted operating profit (loss) margin(2)	(2.9%)	9.0%	5.8%	10.8%	16.1%	1.7%	8.5%	13.2%	9.9%	10.1%	(3.5%)

Additions to PP&E(2)	$8	$38	$15	$10	$9	$4	$62	$21	$11	$16	$14

Corporate and Eliminations
	IFRS						Canadian GAAP
	2011	2010					2009
(In millions of dollars, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Operating revenue	$(26)	$(77)	$(20)	$(20)	$(19)	$(18)	$(75)	$(22)	$(18)	$(18)	$(17)
Operating expenses before the undernoted	(5)	18	8	(4)	11	3	39	(9)	10	19	19

Adjusted operating loss(2)	(21)	(95)	(28)	(16)	(30)	(21)	(114)	(13)	(28)	(37)	(36)
Stock-based compensation (expense) recovery	(4)	(21)	16	(21)	(2)	(14)	13	(10)	(2)	(5)	30
Settlement of pension obligations	-	-	-	-	-	-	(1)	(1)	-	-	-
Integration, restructuring and acquisition expenses	-	-	-	-	-	-	(3)	(3)	-	-	-
Operating loss(2)	$(25)	$(116)	$(12)	$(37)	$(32)	$(35)	$(105)	$(27)	$(30)	$(42)	$(6)

Additions to PP&E(2)	$8	$197	$52	$54	$54	$37	$235	$67	$66	$46	$56

(1)
This quarterly summary provides the quarterly results under the current period’s presentation. (i) The Company adopted IFRS on January 1, 2011, effective January 1, 2010 and therefore comparative figures for 2010 are presented under IFRS, and figures for 2009 are presented under previous Canadian GAAP. (ii) Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, commencing January 1, 2011, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS. For these two changes, comparative figures for 2010 and 2009 have been reclassified to conform to the current period’s presentation.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-IFRS Measures”.

Rogers Communications Inc.	33	First Quarter 2011

SUPPLEMENTARY INFORMATION
SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS

Our outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010. For further details in respect of the corporate reorganization, see the section entitled “Consolidated Liquidity and Financing” of our 2010 Annual MD&A.

	Three months ended March 31 (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

(In millions of dollars)	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31	Mar. 31
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Statement of Income Data:
Revenue	$27	$23	$2,668	$2,603	$360	$292	$(68)	$(42)	$2,987	$2,876
Operating income (loss)	(33)	(42)	803	777	(31)	(15)	(16)	(10)	723	710
Net income (loss)	335	368	781	828	197	3	(978)	(831)	335	368

	As at period end (unaudited)(3)(4)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total Consolidated Amounts

(In millions of dollars)	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Balance Sheet Data:
Current assets	$1,092	$650	$3,166	$2,828	$1,849	$1,671	$(4,240)	$(3,286)	$1,867	$1,863
Non-current assets	20,417	19,374	9,346	9,020	5,695	5,324	(19,675)	(18,548)	15,783	15,170
Current liabilities	3,724	3,139	1,969	2,045	1,233	969	(4,184)	(3,182)	2,742	2,971
Non-current liabilities	10,670	9,718	190	218	185	190	168	176	11,213	10,302

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)
Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

(3)	Information for periods prior to July 1, 2010 has been presented as if the corporate reorganization (which occurred on July 1, 2010) had occurred on January 1, 2010.
(4)	Information for prior periods has been restated to reflect the adoption of IFRS and has been reclassified for a change in business strategy as described in this MD&A.

Rogers Communications Inc.	34	First Quarter 2011

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, the currently estimated financial impacts of converting to IFRS accounting standards, and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability, and current guidance from accounting standard bodies with respect to the conversion to IFRS accounting standards.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to new interpretations from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2010 Annual MD&A. Our annual and quarterly reports can be found online at rogers.com, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Rogers Communications Inc.	35	First Quarter 2011

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless, Cable and Corporate: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 5:00 p.m. ET today, April 26, 2011. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	36	First Quarter 2011

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2011 and 2010

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

	Three months ended
	March 31,
	2011	2010

Operating revenue	$2,987	$2,876

Operating expenses:
Operating costs (note 5)	1,835	1,758
Integration, restructuring and acquisition costs (note 8)	11	2
Depreciation and amortization	418	406

Operating income	723	710

Finance costs (note 6)	(268)	(183)
Other income (expense), net	2	(2)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	3	4

Income before income taxes	460	529

Income tax expense (recovery):
Current	145	114
Deferred	(20)	47
	125	161
Net income for the period	$335	$368

Earnings per share (note 9):
Basic	$0.60	$0.62
Diluted	0.60	0.62

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	1	First Quarter 2011

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

	Three months ended
	March 31,
	2011	2010

Net income for the period	$335	$368

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase in fair value	65	87
Income tax expense related to available-for-sale investments	(8)	(11)
	57	76

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(131)	(139)
Reclassification to net income due to settlement of swaps	22	-
Reclassification to net income of foreign exchange gain on long-term debt	111	184
Reclassification to net income of accrued interest	21	23
Income tax expense related to cash flow hedging derivative instruments	(1)	(7)
	22	61
Other comprehensive income for the period	79	137
Comprehensive income for the period	$414	$505

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2011

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Financial Position
(In millions of Canadian dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$-	$-	$378
Accounts receivable	1,405	1,498	1,305
Other current assets	462	364	338
Current portion of derivative instruments (note 14)	-	1	4
	1,867	1,863	2,025

Property, plant and equipment	8,598	8,437	8,136
Goodwill	3,282	3,108	3,011
Intangible assets	2,728	2,514	2,540
Investments	946	878	699
Derivative instruments (note 14)	3	6	78
Other long-term assets	169	175	152
Deferred tax assets	57	52	84
	$17,650	$17,033	$16,725

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances	$49	$45	$-
Accounts payable and accrued liabilities	1,735	2,133	2,066
Income tax payable	520	376	208
Current portion of provisions	19	21	14
Current portion of long-term debt (note 10)	-	-	1
Current portion of derivative instruments (note 14)	56	67	80
Unearned revenue	363	329	335
	2,742	2,971	2,704

Provisions	62	62	58
Long-term debt (note 10)	9,726	8,654	8,396
Derivative instruments (note 14)	642	840	1,004
Other long-term liabilities	216	229	177
Deferred tax liabilities	567	517	230
	13,955	13,273	12,569

Shareholders' equity (note 12)	3,695	3,760	4,156
	$17,650	$17,033	$16,725

Subsequent event (note 12(a))

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2011

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars)

Three months ended March 31, 2011

									Available-
	Class A			Class B					for-sale
	Voting shares			Non-Voting shares					financial	Total
		Number			Number	Share	Retained	Hedging	assets	shareholders'
	Amount	of shares		Amount	of shares	premium	earnings	reserve	reserve	equity
		(000s	)		(000s )

Balances, December 31, 2010	$72	112,462		$426	443,072	$1,113	$1,923	$(55)	$281	$3,760

Net income for the period	-	-		-	-	-	335	-	-	335
Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-		-	-	-	-	-	57	57
Derivative instruments, net of tax	-	-		-	-	-	-	22	-	22
Total other comprehensive income	-	-		-	-	-	-	22	57	79

Comprehensive income for the period	-	-		-	-	-	335	22	57	414
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	-	-		(9)	(9,000)	(246)	(30)	-	-	(285)
Dividends declared	-	-		-	-	-	(195)	-	-	(195)
Shares issued on exercise of stock options	-	-		1	19	-	-	-	-	1
Total contributions by and distributions to shareholders	-	-		(8)	(8,981)	(246)	(225)	-	-	(479)
Balances, March 31, 2011	$72	112,462		$418	434,091	$867	$2,033	$(33)	$338	$3,695

Three months ended March 31, 2010

									Available-
	Class A			Class B					for-sale
	Voting shares			Non-Voting shares					financial	Total
		Number			Number	Share	Retained	Hedging	assets	shareholders'
	Amount	of shares		Amount	of shares	premium	earnings	reserve	reserve	equity
		(000s	)		(000s )

Balances, January 1, 2010	$72	112,462		$456	479,948	$2,304	$1,302	$(170)	$192	$4,156

Net income for the period	-	-		-	-	-	368	-	-	368
Other comprehensive income (loss):
Available-for-sale investments, net of tax	-	-		-	-	-	-	-	76	76
Derivative instruments, net of tax	-	-		-	-	-	-	61	-	61
Total other comprehensive income	-	-		-	-	-	-	61	76	137

Comprehensive income for the period	-	-		-	-	-	368	61	76	505
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	-	-		(9)	(9,013)	(278)	(15)	-	-	(302)
Dividends declared	-	-		-	-	-	(188)	-	-	(188)
Shares issued on exercise of stock options	-	-		4	104	-	-	-	-	4
Total contributions by and distributions to shareholders	-	-		(5)	(8,909)	(278)	(203)	-	-	(486)
Balances, March 31, 2010	$72	112,462		$451	471,039	$2,026	$1,467	$(109)	$268	$4,175

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2011

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

	Three months ended
	March 31,
	2011	2010

Cash provided by (used in):

Operating activities:
Net income	$335	$368
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	418	406
Program rights and Video rental amortization	51	49
Finance costs	268	183
Current income tax expense	145	114
Deferred taxes	(20)	47
Pension contributions, net of expense	(2)	(12)
Stock-based compensation expense	8	26
Amortization of fair value increment on long-term debt	-	(2)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	(3)	(4)
Other	4	4
	1,204	1,179
Change in non-cash operating working capital items	(240)	(183)
	964	996
Income taxes paid	(3)	(7)
Interest paid	(222)	(146)
	739	843

Investing activities:
Additions to property, plant and equipment ("PP&E")	(395)	(365)
Change in non-cash working capital items related to PP&E	(128)	(89)
Acquisitions, net of cash and cash equivalents acquired	(504)	(130)
Additions to program rights	(31)	(46)
Other	(3)	8
	(1,061)	(622)

Rogers Communications Inc.	5	First Quarter 2011

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

	Three months ended
	March 31,
	2011	2010

Financing activities:
Issuance of long-term debt	3,015	-
Repayment of long-term debt	(1,817)	-
Premium on repayment of long-term debt	(76)	-
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	(1,208)	-
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	878	-
Financing costs incurred	(10)	-
Repurchase of Class B Non-Voting shares	(285)	(302)
Proceeds received on exercise of stock options	-	1
Dividends paid	(179)	(175)
	318	(476)

Decrease in cash and cash equivalents (bank advances)	(4)	(255)

Cash and cash equivalents (bank advances), beginning of period	(45)	378
Cash and cash equivalents (bank advances), end of period	$(49)	$123

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$102	$141
Increase in other assets	(109)	(118)
Decrease in accounts payable and accrued liabilities	(259)	(225)
Increase in income tax payable	3	-
Increase in unearned revenue	23	19
	$(240)	$(183)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2011

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. ("RCI") is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada.  Through its Wireless segment ("Wireless"), RCI is engaged in wireless voice and data communications services.  The Company's Cable segment ("Cable") consists of Cable Operations, Rogers Business Solutions ("RBS") and Rogers Video ("Video").  Through Cable Operations, the Company provides television, high-speed Internet and telephony products primarily to residential customers; RBS provides local and long-distance telephone, enhanced voice and data networking services, and IP access to medium and large Canadian businesses and governments; and Video offers digital video disc ("DVD") and video game sales and rentals.  The Company is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment ("Media").  RCI and its subsidiary companies are collectively referred to herein as the "Company".

The Company's registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange ("TSX") and its Class B Non-Voting shares are also traded on the New York Stock Exchange.

The interim consolidated financial statements of RCI for the three months ended March 31, 2011 were approved by the Board of Directors on April 26, 2011.

2.	Significant accounting policies:

(a)	Statement of compliance:

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

These are the Company's first quarterly interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), and the Company has elected January 1, 2010 as the date of transition to IFRS (the ''Transition Date'').  IFRS 1, First-time Adoption of IFRS ("IFRS 1"), has been applied.  An explanation of how the transition to IFRS has affected the consolidated financial statements is included in note 3.  As these interim consolidated financial statements are the Company's first financial statements prepared using IFRS, certain disclosures that are required to be included in the annual consolidated financial statements prepared in accordance with IFRS have been included in these interim consolidated financial statements for the comparative annual period in notes 16 to 19.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of April 26, 2011, the date the Board of Directors approved the interim consolidated financial statements.  Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These interim consolidated financial statements should be read in conjunction with the Company's 2010 annual consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and in consideration of the IFRS transition disclosures included in note 3 to these interim consolidated financial statements and the additional annual disclosures included in notes 16 to 19.

Rogers Communications Inc.	7	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(b)	Basis of presentation:

The consolidated financial statements include the accounts of the Company.  Intercompany transactions and balances are eliminated on consolidation.

The consolidated financial statements have been prepared mainly under the historical cost convention.  Other measurement bases used are described in the applicable notes.  The Company's financial year corresponds to the calendar year.  The consolidated financial statements are prepared in millions of Canadian dollars.

Presentation of the unaudited interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The unaudited interim consolidated statements of income are presented using the nature classification for expenses.

Concurrent with the impact of the transition to IFRS described in note 3, the Company underwent a change in strategy which impacted the Company’s management reporting resulting in changes to the Company’s reportable segments.  Commencing January 1, 2011, the results of the former Rogers Retail segment are segregated as follows: the results of operations of the Video business are presented as a separate operating segment and the former Rogers Retail segment results of operations related to cable and wireless products and services are included in the results of operations of Cable Operations and Wireless, respectively.  In addition, certain intercompany transactions between the Company’s RBS segment and other operating segments, which were previously recorded as revenue in RBS and operating expenses in the other operating segments, are recorded as cost recoveries in RBS beginning January 1, 2011.

Comparative figures for 2010 have been reclassified to conform to the current period’s presentation.

(c)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•
consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, and acquisition transaction costs are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•
the excess of the fair value of consideration transferred including the recognized amount of any non-controlling interest of the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill; and

•	if the fair value of the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized directly in the statements of income.

(ii)	Investments in associates and joint ventures:

The Company's interests in investments in associates and joint ventures are accounted for using the equity method of accounting.  Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.  Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Rogers Communications Inc.	8	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The investments in associates and joint ventures are initially recognized at cost.  The carrying amount is increased or decreased to recognize, in net income, the Company's share of the income or loss of the investee after the date of acquisition.  Distributions received from an investee reduce the carrying amount of the investment.

(iii)	Publicly traded investments:

Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value.  Fair value of other investments where no active market exists is determined by using well established market, asset based, or projected income valuation techniques, which are applied appropriately to each investment depending on its future operating and profitability prospects.  Changes in fair value are recorded in other comprehensive income until such time as the investments are disposed of or become impaired.  Investments are considered impaired when there is a significant or prolonged decline in fair value below cost.

(d)	Revenue recognition:

The Company's principal sources of revenues and recognition of these revenues for financial statement purposes are as follows:

(i)
monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;

(ii)
revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;

(iii)
revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales.  Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv)
installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting.  As a result, in Wireless these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period.  The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves.  Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees.  New connect installation costs are capitalized to PP&E and amortized over the useful lives of the related assets;

(v)
advertising revenue is recorded in the period the advertising airs on the Company's radio or television stations; is featured in the Company's publications; or is displayed on the Company's digital properties;

(vi)	monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;

(vii)
The Toronto Blue Jays Baseball Club's ("Blue Jays") revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season.  Revenue from radio and television agreements is recorded at the time the related games are aired.  The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club's revenues.  This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured;

Rogers Communications Inc.	9	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(viiii)
discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate; and

(ix)
awards granted to customers through customer loyalty programs are considered a separately identifiable component of the sales transaction(s), and, as a result, are deferred until recognized as operating revenue when the awards are redeemed by the customer and the goods or services are provided by the Company.  The portion allocated to the award credit is estimated based on the fair value of the right to the future goods and services.  The amount of revenue recognized is based on the number of award credits redeemed relative to the total number of award credits that are expected to be redeemed.

The Company offers certain products and services as part of multiple deliverable arrangements.  The Company divides multiple deliverable arrangements into separate units of accounting.  Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined.  Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company's relevant revenue recognition policies are applied to them.  The Company recognizes revenue to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(e)	Subscriber acquisition and retention costs:

Except as described in note 2(d)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers as incurred.

(f)	Stock-based compensation and other stock-based payments:

The Company's employee stock option plans, which are described in notes 13 and 19(a), attach cash-settled share appreciation rights ("SARs") to all granted stock options.  The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.  All outstanding stock options are classified as liabilities and are carried at their fair value, as adjusted for vesting, measured using option valuation techniques that are compliant with IFRS 2, Share-based Payment ("IFRS 2").  The fair value of the liability is remeasured each period and is amortized to income over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The Company has a restricted share unit ("RSU") plan, which is described in notes 13 and 19(b).  RSUs that will be settled in cash are recorded as liabilities.  The measurement of the liability and compensation costs for these awards is based on the fair value of the award and is recorded as a charge to income over the vesting period of the award.  Changes in the Company's liability subsequent to the grant of the award and prior to the settlement date, due to changes in fair value of the award, are recorded as a charge to income in the period incurred.  The payment amount is established as of the vesting date of the award.

The Company has a deferred share unit ("DSU") plan, which is described in notes 13 and 19(c).  DSUs that will be settled in cash are recorded as liabilities.  The measurement of the liability and compensation costs for these awards is based on the fair value of the award at the date of grant.  Changes in the Company's liability subsequent to grant of the award and prior to the settlement date, due to changes in the fair value of the award, are recorded as a charge to income in the period incurred.  The payment amount is established as of the exercise date of the award.

Rogers Communications Inc.	10	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan.  Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the period made.

(g)	Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized in the unaudited interim consolidated statements of income except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable based on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the unaudited interim consolidated statements of financial position dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate.  Revenue and expenses, other than depreciation and amortization, are translated into Canadian dollars at the average rate for the month in which the transaction was recorded.  Exchange gains or losses on translating long-term debt are recognized in the unaudited interim consolidated statements of income and unaudited interim consolidated statements of comprehensive income, as applicable.  Foreign exchange gains or losses are primarily related to the translation of long-term debt.

(i)	Financial and derivative instruments:

(i)	Recognition:

The Company initially recognizes loans and receivables, debt securities and subordinated liabilities on the date they originate.  All other financial assets and financial liabilities are initially recognized on the trade date at which the Company becomes a party to the contractual provision of the instrument.  Financial assets and financial liabilities are offset and the net amount presented in the unaudited interim consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and liability simultaneously.

Rogers Communications Inc.	11	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(ii)	Classification and measurement:

(a)	Non-derivative financial instruments:

Financial instruments are, for measurement purposes, grouped into classes.  The classification depends on the purpose and is determined at initial recognition.  All of the Company's non-derivative financial assets are classified as available-for-sale or loans and receivables.  Available-for-sale financial assets are comprised of the Company's publicly traded and private investments.  These investments are carried at fair value plus transaction costs directly attributable to the acquisition of the financial asset, on the unaudited interim consolidated statements of financial position, with subsequent changes in fair value, other than impairment losses, recorded in the available-for-sale financial assets reserve, a component of equity, through other comprehensive income, until such time as the investments are disposed of, at which time the cumulative fair value change in other comprehensive income is transferred to income.

Upon initial recognition, all of the Company's loans and receivables, comprised solely of accounts receivable are measured at fair value plus transaction costs directly attributable to the acquisition of the financial asset and subsequently carried at amortized cost using the effective interest method.

All of the Company's non-derivative financial liabilities are classified as other financial liabilities and are initially measured at fair value plus transaction costs that are directly attributable to the issue of the financial liability.  Subsequent to the initial recognition and measurement, these non-derivative financial liabilities are measured at amortized cost using the effective interest method.  Such liabilities include bank advances arising from outstanding cheques, accounts payable and accrued liabilities, provisions, and long-term debt.  None of the Company's non-derivative financial assets or liabilities are classified as held-to-maturity or at fair value through profit and loss.

(b)	Derivative financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates.  From time-to-time, these instruments include cross-currency interest rate exchange agreements ("Derivatives"), interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements.  All such instruments are only used for risk management purposes.  The Company does not use derivative instruments for speculative purposes.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the unaudited interim consolidated statements of income unless they are effective cash flow hedging instruments.  The Company assesses whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the Company first becomes a party to the contract.  The changes in fair value of cash flow hedging derivatives are recorded in the hedging reserve, a component of equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in income.  Any hedge ineffectiveness is recognized in income immediately.

On initial designation of a derivative instrument as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship.  The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80 to 125 percent.

Rogers Communications Inc.	12	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(iii)	Impairment:

A financial asset carried at amortized cost is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset that can be estimated reliably.  Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Losses are recognized in the unaudited interim consolidated statements of income and reflected in an allowance account against accounts receivable.

(iv)	Fair values:

The Company determines the fair values of its financial instruments as follows:

(a)
the carrying amounts in the unaudited interim consolidated statements of financial position of accounts receivable, bank advances arising from outstanding cheques, accounts payable and accrued liabilities, and provisions approximate fair values because of the short-term nature of these financial instruments.

(b)	the fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.

(c)
the fair values of private investments where no active market exists are determined by using well established market, asset based, or projected income valuation techniques which are applied appropriately to each investment depending on its future operating and profitability prospects.  Management makes assumptions that are based on market conditions existing at the unaudited interim consolidated statements of financial position date.

(d)
for disclosure purposes only, the fair values of each of the Company's public debt instruments are based on the period-end trading values.  The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.

(e)
the fair values of the Company's Derivatives are determined using an estimated credit-adjusted mark-to-market valuation which involves increasing the treasury-related ("risk free") discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit spread for the relevant term and counterparty for each derivative.  In the case of Derivatives in an asset position (i.e. those Derivatives for which the counterparties owe the Company on a net basis), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value.  In the case of Derivatives in a liability position (i.e. those Derivatives for which the Company owes the counterparties on a net basis), the Company's credit spread is added to the risk-free discount rate.  The change in fair value of the Derivatives not designated as hedges for accounting purposes are recorded immediately in the statement of income.

Rogers Communications Inc.	13	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The changes in fair value of the Derivatives designated as hedges for accounting purposes are recorded in the hedging reserve within equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statement of income.

(f)	the fair values of the Company's other long-term financial assets and financial liabilities are not significantly different from their carrying amounts.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices.  Level 3 valuations are based on inputs that are not based on observable market data.

(v)	Current/non-current distinction:

Financial assets and liabilities maturing more than one year from the unaudited interim consolidated statements of financial position date are considered to be non-current.  Other financial assets and liabilities are recognized as current.  Financial assets and liabilities are recognized and derecognized applying settlement date accounting.

(j)	Earnings per share:

The Company presents basic and diluted earnings per share data.  Basic earnings per share are calculated by dividing the income or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period.  The diluted earnings per share are determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.  The Company uses the treasury stock method for calculating diluted earnings per share.  The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as disclosed in note 9.

(k)	Inventories and Video rental inventory:

Inventories, including handsets, digital cable equipment and merchandise for resale, are primarily valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.  Video rental inventory, which includes DVDs and video games, is amortized to its estimated residual value.  The residual value of Video rental inventory is recorded as a charge to operating expense upon the sale of Video rental inventory.  Amortization of Video rental inventory is charged to cost of sales on a diminishing-balance basis over a six-month period.

(l)	Deferred transaction costs:

The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

Financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized using the effective interest method.

(m)	Provisions:

Provisions are recognized when a present obligation as a result of a past event will lead to a probable outflow of economic resources from the Company and the amount of that outflow can be estimated reliably.  The timing or amount of the outflow may still be uncertain.  A present obligation arises from the presence of a legal or constructive obligation that has resulted from past events, for example, legal disputes or onerous contracts.

Rogers Communications Inc.	14	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)	Decommissioning and restoration costs:

In the course of the Company's activities, network and other assets are utilized on leased premises which are expected to have costs associated with decommissioning these assets and restoring the location where these assets are situated upon ceasing their use on those premises.  The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate.

These decommissioning and restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management's best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability.  Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements.

The Company records these decommissioning and restoration costs as PP&E and subsequently allocates them to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to finance costs.

(ii)	Product guarantees:

A provision for product guarantees is recognized for instances where replacement products will be provided to subscribers.  The provision is based on historical data and an estimate of the future replacements required for products sold on or before the reporting date.

(iii)	Restructuring:

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or management has announced the plan's main features to those affected by it.  Future operating losses are not provided for.

(iv)	Onerous contracts:

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligation under the contract exceed the expected benefits to be derived by the Company.  The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.  Before a provision is established, the Company recognizes any impairment loss on the assets associated with the contract.

(n)	Employee benefits:

(i)	Pension benefits:

The Company provides both contributory and non-contributory defined benefit pension plans, which provide employees with a lifetime monthly pension upon retirement.  The Company's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The Company accrues its pension plan obligations as employees render the services necessary to earn the pension.  The Company uses a discount rate determined by reference to market yields at the measurement date on high quality corporate bonds to measure the accrued pension benefit obligation.  Actuarial gains and losses are determined at the end of the year in connection with the valuation of the plans and are recognized immediately in other comprehensive income.

Rogers Communications Inc.	15	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The Company uses the following methods and assumptions for pension accounting:

(a)
the cost of pensions is actuarially determined using the projected unit credit method.  The projected unit credit method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases.

(b)	for the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(c)
past service costs from plan amendments are expensed immediately in the statement of income to the extent that they are already vested.  Unvested past service costs are deferred and amortized on a straight-line basis over the average remaining vesting period.

(ii)	Termination benefits:

Termination benefits are recognized as an expense when the Company is committed without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date.

(o)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

The cost of the initial cable subscriber installation is capitalized.  Costs of other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues.  Deferred reconnect revenues and expenses are amortized over the related estimated service period.

When parts of an item of PP&E have different useful lives, they are accounted for as separate components of PP&E.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E, and are recognized within other income in the unaudited interim consolidated statements of income.

(ii)	Subsequent costs:

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the item of PP&E will flow to the Company and the costs of the item can be reliably measured.  All other expenditures are charged to operating expenses as incurred.

Rogers Communications Inc.	16	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(iii)	Depreciation:

PP&E are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to the statement of income so as to write-off the cost of PP&E, other than land and assets under construction, over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Mainly diminishing balance	4% to 18%
Towers, head-ends and transmitters	Straight-line	6-2/3% to 25%
Distribution cable and subscriber drops	Straight-line	5% to 20%
Network equipment	Straight-line	6-2/3% to 33-1/3%
Wireless network radio base station equipment	Straight-line	12-1/2% to 14-1/3%
Computer equipment and software	Straight-line	14-1/3% to 33-1/3%
Customer equipment	Straight-line	20% to 33-1/3%
Leasehold improvements	Straight-line	Over shorter of
estimated useful life
and lease term
Equipment and vehicles	Mainly diminishing balance	5% to 33-1/3%

Depreciation methods, rates and residual values are reviewed annually and revised if the current method, estimated useful life or residual value is different from that estimated previously.  The effect of such changes is recognized in the unaudited interim consolidated statements of income prospectively.

(p)	Acquired program rights:

Program rights represent contractual rights acquired from third parties to broadcast television programs.  Acquired program rights for broadcasting are carried at the lower of cost less accumulated amortization, and recoverable value.  Acquired program rights and the related liabilities are recorded on the unaudited interim consolidated statements of financial position when the licence period begins and the program is available for use.  The cost of acquired program rights is amortized over the expected exhibition period of the related programs.  Program rights for multi-year sports programming arrangements are expensed as incurred.  Recoverable value of acquired program rights is assessed using an industry standard methodology.

(q)	Goodwill and intangible assets:

(i)	Goodwill:

Goodwill is the amount that results when the fair value of consideration transferred for an acquired business exceeds the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.  When the Company enters into a business combination, the acquisition method of accounting is used.  Goodwill is assigned, as of the date of the business combination, to cash generating units that are expected to benefit from the business combination.  Each cash generating unit represents the lowest level at which goodwill is monitored for internal management purposes and it is never larger than an operating segment.

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values.  Intangible assets with definite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(r).  Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual basis, as described in note 2(r).  Useful lives, residual values and amortization methods for intangible assets with definite useful lives are reviewed at least annually.

Rogers Communications Inc.	17	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

Brand names	5 to 20 years
Customer relationships	2 to 5 years
Roaming agreements	12 years
Marketing agreement	5 years

During the three months ended March 31, 2011, no significant changes were made in estimated useful lives compared to 2010.

Development expenditures are capitalized if they meet the criteria for recognition as an asset.  The assets are amortized over their expected useful lives once they are available for use.  Research expenditures, as well as maintenance and training costs, are expensed as incurred.

(r)	Impairment:

(i)	Goodwill and indefinite-life intangible assets:

The carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment.  A cash generating unit ("CGU") is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Goodwill and indefinite life intangible assets are allocated to CGUs for the purpose of impairment testing based on the level at which management monitors it, which is not higher than an operating segment.  The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose.

(ii)	Non-financial assets with definite useful lives:

The carrying values of non-financial assets with definite useful lives, such as PP&E and intangible assets with definite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount of the asset must be determined.  Such assets are impaired if their recoverable amount is lower than their carrying amount.  If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the CGU to which the asset belongs is tested for impairment.

(iii)	Recognition of impairment charge:

The recoverable amount is the higher of an asset’s fair value less costs to sell or its value in use.  If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount.  The resulting impairment loss is recognized in the unaudited interim consolidated statements of income.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  When an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset or CGU in prior years.  An impairment loss recognized for goodwill cannot be reversed.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to that asset.  The cash flows used reflect management assumptions and are supported by external sources of information.

Rogers Communications Inc.	18	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(s)	Use of estimates:

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results could differ from these estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain are as follows:

(i)	Business combinations:

The amount of goodwill initially recognized as a result of a business combination and the determination of the fair value of the identifiable assets acquired and the liabilities assumed is based, to a considerable extent, on management's judgement.

(ii)	Income taxes:

Income tax liabilities must be estimated for the Company, including an assessment of temporary differences.  Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements.  Management judgement is required for the calculation of current and deferred taxes.

(iii)	Property, plant and equipment:

Measurement of PP&E involves the use of estimates for determining the expected useful lives of depreciable assets.  Management's judgement is also required to determine depreciation methods and an asset's residual value, the rate of capitalization of internal labour costs and whether an asset is a qualifying asset for the purposes of capitalizing borrowing costs.

(iv)	Impairment of non-financial assets:

The impairment test on CGUs is carried out by comparing the carrying amount of CGU's and their recoverable amount.  The recoverable amount of a CGU is the higher of fair value, less costs to sell and its value in use.  This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows.  The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation.

(v)	Provisions:

Considerable judgement is used in measuring and recognizing provisions and the exposure to contingent liabilities.  Judgement is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

(vi)	Financial risk management and financial instruments:

The fair value of derivative instruments, investments in publicly traded and private companies, and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates or expected volatility of prices.

(vii)	Pensions:

Pension benefit costs are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and expected return on plan assets.  In the event that changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit cost may be affected materially.

Rogers Communications Inc.	19	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(viii)	Stock options, share units and share purchase plans:

Assumptions are used in the underlying calculation of fair values of the Company's stock options.  Fair value is determined using the Black-Scholes and trinomial option pricing models, depending on the nature of the share based award.  Details of the assumptions used are included in note 19.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(t)	Recent accounting pronouncements:

IFRS 9, Financial Instruments:

In October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9").  IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Transition to IFRS:

As stated in note 2(a), these are the Company's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the three months ended March 31, 2011, the comparative information presented in these unaudited interim consolidated financial statements for the three months ended March 31, 2010 and in preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company's date of transition to IFRS) and statements of financial position at March 31, 2010 and December 31, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company's financial position, comprehensive income and cash flows is set out in the following tables and the notes that accompany the tables.

Rogers Communications Inc.	20	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of financial position and shareholders' equity at January 1, 2010:

		Reclassification		Adjustments to
	Canadian	for IFRS		shareholders'		IFRS
January 1, 2010	GAAP	Presentation	Note	equity	Note	balance

Assets

Current assets:
Cash and cash equivalents	$383	$(5)	(f)	$-		$378
Accounts receivable	1,310	(5)	(f)	-		1,305
Other current assets	338	-		-		338
Current portion of derivative instruments	4	-		-		4
Current portion of deferred tax assets	220	(220)	(m)	-		-
	2,255	(230)		-		2,025

Property, plant and equipment	8,197	(50)	(f)	(11)	(e)	8,136
Goodwill	3,018	(7)	(f)	-		3,011
Intangible assets	2,643	(103)	(f)	-		2,540
Investments	547	151	(f)	1	(i)	699
Derivative instruments	78	-		-		78
Other long-term assets	280	(7)	(f),(g)	(121)	(b)	152
Deferred tax assets	-	84	(f),(m)	-		84
	$17,018	$(162)		$(131)		$16,725

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,175	$(118)	(d),(f),(h)	$9	(c)	$2,066
Income tax payable	208	-		-		208
Current portion of provisions	-	4	(h)	10	(h)	14
Current portion of long-term debt	1	-		-		1
Current portion of derivative instruments	80	-		-		80
Unearned revenue	284	55	(d)	(4)	(d)	335
	2,748	(59)		15		2,704

Provisions	-	39	(h)	19	(h)	58
Long-term debt	8,463	(9)	(g)	(58)	(g)	8,396
Derivative instruments	1,004	-		-		1,004
Other long-term liabilities	133	-		44	(b),(c),(f)	177
Deferred tax liabilities	397	(133)	(m)	(34)	(m)	230
	12,745	(162)		(14)		12,569

Shareholders' equity	4,273	-		(117)	(n)	4,156
	$17,018	$(162)		$(131)		$16,725

Rogers Communications Inc.	21	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of financial position and shareholders’ equity at March 31, 2010:

		Reclassification		Adjustments to
	Canadian	for IFRS		shareholders'		IFRS
March 31, 2010	GAAP	Presentation	Note	equity	Note	balance

Assets

Current assets:
Cash and cash equivalents	$126	$(3)	(f)	$-		$123
Accounts receivable	1,165	(1)	(f)	-		1,164
Other current assets	438	(1)	(f)	-		437
Current portion of derivative instruments	1	-		-		1
Current portion of deferred tax assets	135	(135)	(m)	-		-
	1,865	(140)		-		1,725

Property, plant and equipment	8,190	(48)	(f)	(11)	(e)	8,131
Goodwill	3,111	(7)	(f)	-		3,104
Intangible assets	2,626	(103)	(f)	-		2,523
Investments	645	152	(f)	1	(i)	798
Derivative instruments	15	-	-	-		15
Other long term assets	295	(17)	(f),(g)	(131)	(b)	147
Deferred tax assets	-	84	(f),(m)	-		84
	$16,747	$(79)		$(141)		$16,527

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,905	$(124)	(d),(f),(h)	$15	(c)	$1,796
Income tax payable	315	-		-		315
Current portion of provisions	-	3	(h)	10	(h)	13
Current portion of long-term debt	1	-		-		1
Current portion of derivative instruments	82	-		-		82
Unearned revenue	300	58	(d)	(4)	(d)	354
	2,603	(63)		21		2,561

Provisions	-	42	(h)	19	(h)	61
Long-term debt	8,266	(8)	(g)	(55)	(g)	8,203
Derivative instruments	1,076	-		-		1,076
Other long-term liabilities	128	(2)	(f)	29	(b),(c),(f)	155
Deferred tax liabilities	379	(48)	(m)	(35)	(m)	296
	12,452	(79)		(21)		12,352

Shareholders' equity	4,295	-		(120)	(n)	4,175
	$16,747	$(79)		$(141)		$16,527

Rogers Communications Inc.	22	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of financial position and shareholders’ equity at December 31, 2010:

		Reclassification		Adjustments to
	Canadian	for IFRS		shareholders'		IFRS
December 31, 2010	GAAP	Presentation	Note	equity	Note	balance

Assets

Current assets:
Accounts receivable	$1,480	$18	(f)	$-		$1,498
Other current assets	365	(1)	(f)	-		364
Current portion of derivative instruments	1	-		-		1
Current portion of deferred tax assets	159	(159)	(m)	-		-
	2,005	(142)		-		1,863

Property, plant and equipment	8,493	(46)	(f)	(10)	(e)	8,437
Goodwill	3,115	(7)	(f)	-		3,108
Intangible assets	2,669	(150)	(f)	(5)	(l)	2,514
Investments	721	158	(f)	(1)	(i)	878
Derivative instruments	6	-		-		6
Other long-term assets	321	(9)	(g)	(137)	(b)	175
Deferred tax assets	-	52	(m)	-		52
	$17,330	$(144)		$(153)		$17,033

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances	$40	$5	(f)	$-		$45
Accounts payable and accrued liabilities	2,256	(137)	(d),(f),(h)	14	(c)	2,133
Income tax payable	376	-		-		376
Current portion of provisions	-	12	(h)	9	(h)	21
Current portion of derivative instruments	67	-		-		67
Unearned revenue	274	56	(d)	(1)	(d)	329
	3,013	(64)		22		2,971

Provisions	-	36	(h)	26	(h)	62
Long-term debt	8,718	(9)	(g)	(55)	(g)	8,654
Derivative instruments	840	-		-		840
Other long-term liabilities	124	-		105	(b),(c),(f)	229
Deferred tax liabilities	676	(107)	(m)	(52)	(m)	517
	13,371	(144)		46		13,273

Shareholders' equity	3,959	-		(199)	(n)	3,760
	$17,330	$(144)		$(153)		$17,033

Rogers Communications Inc.	23	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of comprehensive income for the three months ended March 31, 2010:

		Reclassification
	Canadian	for IFRS
	GAAP	presentation	Note	Adjustment	Note	IFRS

Operating revenue	$2,887	$(11)	(f)	$-	(d)	$2,876

Operating expenses:
Operating costs	1,763	(5)	(f)	-	(b),(c)	1,758
Integration, restructuring and acquisition costs	2	-		-		2
Depreciation and amortization	408	(3)	(f)	1	(f)	406

Operating income	714	(3)		(1)		710

Finance costs	(169)	-		(14)	(g),(j)	(183)
Other income (expense), net	(1)	(1)	(k)	-		(2)
Share of the income of associates and joint ventures accounted for using the equity method, net of tax	-	4	(f),(k)	-		4

Income before income taxes	544	-		(15)		529

Income tax expense:
Current	114	-		-		114
Deferred	50	-		(3)	(m)	47
	164	-		(3)		161

Net income for the period	380	-		(12)		368

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase in fair value	87	-		-		87
Related income tax expense	(11)	-		-		(11)
	76	-		-		76

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(150)	-		11	(j)	(139)
Reclassification to net income of foreign exchange gain on long-term debt	184	-		-		184
Reclassification to net income of accrued interest	23	-		-		23
Related income tax expense	(5)	-		(2)	(m)	(7)
	52	-		9		61

Other comprehensive income	128	-		9		137
Comprehensive income for the period	$508	$-		$(3)		$505

Rogers Communications Inc.	24	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Reconciliation of comprehensive income for the year ended December 31, 2010:

		Reclassification
	Canadian	for IFRS
	GAAP	presentation	Note	Adjustment	Note	IFRS

Operating revenue	$12,186	$(41)	(f)	$(3)	(d)	$12,142

Operating expenses:
Operating costs	7,594	(19)	(f)	(4)	(b),(c),(h)	7,571
Integration, restructuring and acquisition costs	40	-		-		40
Impairment of assets	6	-		5	(l)	11
Depreciation and amortization	1,645	(12)	(f)	6	(e),(f)	1,639

Operating income	2,901	(10)		(10)		2,881

Finance costs	(762)	-		(6)	(e),(g),(j)	(768)
Other income (expense), net	(1)	-		-		(1)
Share of the income (loss) of associates and joint ventures accounted for using the equity method, net of tax	-	10	(f)	(8)	(h)	2

Income before income taxes	2,138	-		(24)		2,114

Income tax expense:
Current	322	-		-		322
Deferred	288	-		2	(m)	290
	610	-		2		612

Net income for the period	1,528	-		(26)		1,502

Other comprehensive income (loss):
Defined benefit pension plans:
Actuarial gain (loss)	-	-		(80)	(b)	(80)
Related income tax recovery	-	-		21	(m)	21
	-	-		(59)		(59)
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	104	-		(2)	(i)	102
Related income tax expense	(13)	-		-		(13)
	91	-		(2)		89

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(227)	-		6	(j)	(221)
Reclassification to net income of foreign exchange gain on long-term debt	264	-		-		264
Reclassification to net income of accrued interest	97	-		-		97
Related income tax expense	(24)	-		(1)	(m)	(25)
	110	-		5		115

Other comprehensive income	201	-		(56)		145
Comprehensive income for the period	$1,729	$-		$(82)		$1,647

Rogers Communications Inc.	25	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

In addition to the changes required to adjust for the accounting policy differences described in the following notes, interest paid and income taxes paid have been moved into the body of the unaudited interim consolidated statements of cash flows as part of operating activities, whereas they were previously disclosed as supplementary information.  There are no other material differences between the unaudited interim consolidated statements of cash flows presented under IFRS and the unaudited interim consolidated statements of cash flows presented under previous Canadian GAAP.

(a)	Principal exemptions elected on transition to IFRS:

IFRS 1 sets out the requirements that the Company must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements.  The Company is required to establish its IFRS accounting policies for the year ended December 31, 2011, and apply these retrospectively to determine the IFRS opening consolidated statement of financial position at the date of transition of January 1, 2010.  To assist companies in the transition process, the standard permits a number of specified exemptions from the general principle of retrospective restatement.  The Company has elected a number of specified exemptions from the general principal of retrospective application as follows:

(i)	Business combinations:

The Company has elected to apply IFRS 3, Business Combinations ("IFRS 3"), retrospectively to all business combinations that took place on or after the date of transition, January 1, 2010.  Under previous Canadian GAAP the Company had elected to early adopt The Canadian Institute of Chartered Accountants' Handbook Section 1582, Business Combinations, effective January 1, 2010, the requirements of which are converged with IFRS; consequently there is no impact to the opening statement of financial position or the results for the quarter ended March 31, 2010 upon transition.  As a condition under IFRS 1 of applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 was tested for impairment even though no impairment indicators were identified.  No impairment existed at the date of transition.

(ii)	Leases:

The Company has elected to apply the transitional provisions in International Financial Reporting Interpretations Committee ("IFRIC") 4, Determining whether an Arrangement contains a Lease, thereby determining whether the Company has any arrangements that exist at the date of transition to IFRS that contain a lease on the basis of facts and circumstances existing at January 1, 2010.

(iii)	Changes in existing decommissioning, restoration and similar liabilities included in the cost of PP&E:

The Company has elected to apply the exemption to full retrospective application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.  This election allows the Company to measure the impact of any changes to its decommissioning and restoration liabilities using estimates applicable at the date of transition to IFRS.  Consequently, no adjustment was required to the opening consolidated statements of financial position as a result of applying this election and IFRIC 1.

(iv)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs ("IAS 23"), prospectively from the date of transition.

(v)	Transfers of assets from customers:

The Company has elected to apply the transitional provisions of IFRIC 18, Transfers of Assets from Customers, prospectively from the date of transition.

Rogers Communications Inc.	26	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(b)	Employee benefits:

(i)
Upon adoption of IFRS, actuarial gains and losses, as described in the significant accounting policies note are recognized immediately in other comprehensive income, as permitted by IAS 19, Employee Benefits ("IAS 19").  Under previous Canadian GAAP, the Company used the corridor method to amortize actuarial gains or losses over the average remaining service life of the employees.  At the date of transition, all previously unrecognized cumulative actuarial gains and losses, including the unamortized transitional obligation, were recognized in retained earnings, resulting in a reduction of retained earnings of $149 million.  The unrecognized actuarial gains and losses exceeding the corridor that were recognized in the unaudited interim consolidated statements of income for the quarter ended March 31, 2010 and year ended December 31, 2010 under previous Canadian GAAP were reversed.  Actuarial losses of $76 million were recognized in other comprehensive income for the year ended December 31, 2010.

(ii)
In compliance with IAS 19, past service costs are recognized immediately if vested, or on a straight-line basis over the average remaining vesting period if unvested.  Under Canadian GAAP, past service costs were recognized over the expected average remaining service period of active employees expected to receive benefits under the plan.  At the date of transition all previously unrecognized past service costs amounting to $9 million were fully vested and as such were recognized in retained earnings.  The unrecognized past service costs that were amortized to net income under previous Canadian GAAP were reversed for the quarter ended March 31, 2010 and year ended December 31, 2010.

(iii)
Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the annual statement of financial position date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the annual financial statements.  Accordingly, the defined benefit obligation and plan assets have been measured at January 1, 2010 and December 31, 2010.  The impact of this difference at the transition date was a reduction of $8 million to retained earnings.

(iv)
In addition, IAS 19 and IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction, limit the amount that can be recognized as an asset on the statement of financial position to the present value of available contribution reductions or refunds plus unrecognized actuarial losses and unrecognized past service costs.  This restriction has resulted in a limit on the asset that can be recorded for one of the Company's defined benefit plans, which results in a further reduction of $8 million that has been recognized in retained earnings at the transition date.  For the year ended December 31, 2010, $4 million was recognized in other comprehensive income.

The impact arising from the changes is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Operating costs	$(2)	$(5)
Other comprehensive income	-	80
Adjustment before income taxes	$(2)	$75

Rogers Communications Inc.	27	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Other long-term assets	$(121)	$(131)	$(137)
Other long-term liabilities	(53)	(41)	(112)

Adjustment to retained earnings, before income taxes	(174)	(172)	(249)
Related income tax effect	44	43	64
Adjustment to retained earnings	$(130)	$(129)	$(185)

(c)	Stock-based compensation:

As described in notes 13 and 19, the Company has granted stock-based compensation to employees.  The Company applied IFRS 2 to its unsettled stock-based compensation arrangements at January 1, 2010 which requires that stock-based compensation be measured based on the fair values of the awards.

The Company accounted for these stock-based compensation arrangements at intrinsic value under previous Canadian GAAP.  The related liability has been adjusted to reflect the fair value of the outstanding stock-based compensation to be consistent with the Company's accounting policies, with the difference recorded in retained earnings at transition.

The impact arising from the change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Operating costs	$2	$3
Adjustment before income taxes	$2	$3

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities	$(9)	$(15)	$(14)
Other long-term liabilities	(6)	(2)	(4)

Adjustment to retained earnings before income taxes	(15)	(17)	(18)
Related income tax effect	4	5	-
Adjustment to retained earnings	$(11)	$(12)	$(18)

(d)	Customer loyalty programs:

The Company applied IFRIC 13, Customer Loyalty Programs ("IFRIC 13"), retrospectively.  IFRIC 13 requires that the fair value of the awards given to a customer be identified as a separate component of the initial sales transaction and the revenue be deferred until the awards are redeemed.  Under previous Canadian GAAP, the Company took a liability-based approach in accounting for customer loyalty programs.

Rogers Communications Inc.	28	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Consistent with the requirements of IFRS, the liability balance has been reclassified from accounts payable and accrued liabilities to unearned revenue upon transition.

The impact arising from the change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statement of comprehensive income:
Operating revenue	$-	$(3)
Adjustment before income tax	$-	$(3)

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities	$55	$58	$56
Unearned revenue and customer deposits	(51)	(54)	(55)

Adjustment to retained earnings before income taxes	4	4	1
Related tax effect	(1)	(1)	-
Adjustment to retained earnings	$3	$3	$1

(e)	Property, plant and equipment:

The Company has applied IAS 16, Property, Plant and Equipment, which requires that the Company identify the significant components of its PP&E and depreciate these parts separately over their respective useful lives.  This has resulted in a more detailed approach to determining the useful lives for certain asset components under IFRS than was used under previous Canadian GAAP.

The Company has also applied IAS 23 which requires the capitalization of interest and other borrowing costs as part of the cost of certain qualifying assets.  For the purposes of IAS 23, a qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use.  Under previous Canadian GAAP, the Company elected not to capitalize borrowing costs.

The impact arising from these changes is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Depreciation and amortization	$-	$2
Finance costs - capitalized interest	-	(3)
Adjustment before income taxes	$-	$(1)

Rogers Communications Inc.	29	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Property, plant and equipment	$(11)	$(11)	$(10)
Related income tax effect	3	3	3
Adjustment to retained earnings	$(8)	$(8)	$(7)

As noted above, the Company has elected to apply IAS 23 prospectively from the date of transition, January 1, 2010; consequently, there was no impact to the unaudited interim consolidated statements of financial position at that date.

(f)	Joint ventures:

(i)
The Company applied IAS 31, Interests in Joint Ventures ("IAS 31"), at January 1, 2010.  The Company has elected to use the equity method to recognize interests in joint ventures as described in note 2(c).  Previous Canadian GAAP required that the Company proportionately consolidate its interests in joint ventures.  The impact of the transition from proportionate consolidation to equity method for the Company's joint ventures does not impact the Company's net assets and consequently is presented as a reclassification difference.

(ii)
IFRS requires that the Company immediately recognize any gains that arise on non-monetary contributions to a joint venture to the extent of the other venturers' interest in the joint venture when certain conditions are met.  Under previous Canadian GAAP these gains were deferred and amortized into income over the life of the assets contributed.  The impact of this difference was to recognize $15 million of unamortized gains in opening retained earnings.  Depreciation and amortization increased by $1 million for the quarter ended March 31, 2010 and by $4 million for the year ended December 31, 2010 as a result of eliminating the amortization of the gain under previous Canadian GAAP.

The impacts of applying IAS 31 are summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Operating revenue	$11	$41
Operating costs	(5)	(19)
Depreciation and amortization - change from proportionate consolidation	(3)	(12)
Depreciation and amortization - remove amortization of deferred gain	1	4
Share of the loss of associates and joint ventures accounted for using the equity method	(3)	(10)
Adjustment before income taxes	$1	$4

Rogers Communications Inc.	30	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Cash and cash equivalents	$(5)	$(3)	$-
Accounts receivable	(5)	(1)	18
Other current assets	-	(1)	(1)
Property, plant and equipment	(50)	(48)	(46)
Goodwill	(7)	(7)	(7)
Intangible assets	(103)	(103)	(150)
Investments	151	152	158
Other long-term assets	2	(9)	-
Deferred tax assets	(3)	(3)	-
Bank advances	-	-	(5)
Accounts payable and accrued liabilities	20	21	33
Other long-term liabilities - change from proportionate consolidation	-	2	-
Other long-term liabilities - remove deferred gain	15	14	11

Adjustment to retained earnings before income taxes	15	14	11
Related income tax effect	(10)	(10)	(9)
Adjustment to retained earnings	$5	$4	$2

(g)	Financial instruments - transaction costs:

The Company has applied IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"), at January 1, 2010, which requires directly attributable costs to be added to certain acquired financial assets and liabilities and amortized to the statement of income over the life of the asset or liability.  Under previous Canadian GAAP these costs were expensed as incurred.  Unamortized transaction costs of $58 million related to the Company's long-term debt were adjusted upon transition.  Additionally, unamortized discounts recognized on long-term debt have been reclassified from other long-term assets to conform with IFRS presentation requirements.

The impact of the change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Finance costs - amortization	$3	$13
Finance costs - debt issuances	-	(10)
Adjustment before income taxes	$3	$3

Rogers Communications Inc.	31	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	January 1,	March 31,	December 31
	2010	2010	2010

Consolidated statements of financial position:
Other long-term assets - reclassify unamortized discounts	$(9)	$(8)	$(9)
Long-term debt - reclassify unamortized discounts	9	8	9
Long-term debt - unamortized transaction costs	58	55	55

Adjustment to retained earnings before income taxes	58	55	55
Related income tax effect	(16)	(15)	(15)
Adjustment to retained earnings	$42	$40	$40

(h)	Provisions:

IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), requires separate disclosure of provisions on the face of the statement of financial position.  This was not required under previous Canadian GAAP, therefore, all provisions were reclassified from accounts payable and accrued liabilities upon transition.  Additionally, IAS 37 requires the Company to recognize a provision for any contract that is deemed to be onerous; that is any contract where the costs to fulfill the contract exceed the benefits to be received under the contract.  Previous Canadian GAAP did not require such recognition.  Upon transition, the Company recognized an onerous contract provision of $29 million.

The impact of the changes is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Operating costs	$-	$(2)
Share of the income of associates and joint ventures accounted for using the equity method	-	8
Adjustment before income taxes	$-	$6

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Accounts payable and accrued liabilities	$43	$45	$48
Current portion of provisions - reclassification	(4)	(3)	(12)
Current portion of provisions - onerous contract	(10)	(10)	(9)
Provisions - reclassification	(39)	(42)	(36)
Provisions - onerous contract	(19)	(19)	(26)

Adjustment to retained earnings before income taxes	(29)	(29)	(35)
Related income tax effect	10	10	8
Adjustment to retained earnings	$(19)	$(19)	$(27)

Rogers Communications Inc.	32	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(i)	Financial instruments - investments:

IAS 39 requires that the Company measure at fair value its investments in equity instruments that do not have a quoted market price in an active market classified as available-for-sale.  Under previous Canadian GAAP, these investments were classified as available-for-sale and measured at cost, as cost closely approximated fair value.

The impact of this change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Increase in fair value of available-for-sale investments	$-	$2
Adjustment before income taxes	$-	$2

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Investments	$1	$1	$(1)
Available-for-sale equity reserve	(1)	(1)	1
Adjustment to retained earnings	$-	$-	$-

There is no impact on retained earnings at January 1, 2010 or March 31, 2010 or December 31, 2010 as a result of this change.

(j)	Financial instruments - hedge accounting:

IAS 39 requires that the Company include credit risk when measuring the ineffective portion of its cross-currency interest rate exchange agreements.  Under previous Canadian GAAP, the Company elected not to include credit risk in the determination of the ineffective portion of its cross-currency interest rate exchange agreements.

The impact of this change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Finance costs - change in fair value of derivative instruments	$11	$6
Change in fair value of derivative instruments	(11)	(6)
Adjustment before income taxes	$-	$-

Rogers Communications Inc.	33	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Equity reserves - hedging	$7	$(4)	$1

Adjustment to retained earnings before income taxes	7	(4)	1
Related tax effect	(1)	-	-
Adjustment to retained earnings	$6	$(4)	$1

(k)	Share of the income or loss of associates:

IAS 1, Presentation of Financial Statements ("IAS 1"), requires that the share of the income or loss of associates accounted for using the equity method are presented as a separate line item on the face of the statement of income.  Under previous Canadian GAAP the share of the income or loss of associates was included with other income.

The impacts of applying IAS 1 are summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statement of comprehensive income:
Other income, net of income taxes	$1	$-
Share of the income (loss) of associates and joint venture accounted for using the equity method, net of income taxes	(1)	-
Adjustment before income taxes	$-	$-

(l)	Impairment of non-financial assets:

IAS 36, Impairment of Assets, uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).  Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes.  IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows.

Rogers Communications Inc.	34	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The impact of this change is summarized as follows:

	Three months ended	Year ended
	March 31,	December 31,
	2010	2010

Consolidated statements of comprehensive income:
Impairment of assets	$-	$5
Adjustment before income taxes	$-	$5

	January 1,	March 31,	December 31,
	2010	2010	2010

Consolidated statements of financial position:
Intangible assets	$-	$-	$(5)

Adjustment to retained earnings before income taxes	-	-	(5)
Related tax effect	-	-	1
Adjustment to retained earnings	$-	$-	$(4)

(m)	Income taxes:

The above changes decreased (increased) the net deferred tax liability as follows:

		January 1,	March 31,	December 31,
	Note	2010	2010	2010

Employee benefits	(b)	$44	$43	$64
Stock-based compensation	(c)	4	5	-
Customer loyalty programs	(d)	(1)	(1)	-
Property, plant and equipment	(e)	3	3	3
Joint ventures	(f)	(10)	(10)	(9)
Financial instruments - transaction costs	(g)	(16)	(15)	(15)
Provisions	(h)	10	10	8
Impairment of assets	(l)	-	-	1
Decrease in net deferred tax liability		$34	$35	$52

The effect on the unaudited interim consolidated statements of comprehensive income for the quarter ended March 31, 2010 and the year ended December 31, 2010 was to decrease the previously reported tax charge for the period by $1 million and $17 million, respectively.

Under IFRS, all deferred tax balances are classified as non-current, regardless of the classification of the underlying assets or liabilities, or the expected reversal date of the temporary difference.  The reclassification of all deferred tax balances to non-current also impacts the netting of deferred tax assets and liabilities within or between the taxable entities of the Company.  The effect of this change is to reclassify the current deferred tax asset of $220 million at January 1, 2010, $135 million at March 31, 2010 and $159 million at December 31, 2010 to non-current and reclassify $87 million at January 1, 2010 and March 31, 2010 and $52 at December 31, 2010 from deferred tax liability to deferred tax asset.

Rogers Communications Inc.	35	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

IFRS requires that subsequent changes to the tax effect of items recorded in other comprehensive income ("OCI") in previous periods be also recorded in OCI.  Under previous Canadian GAAP, subsequent changes to the tax effect of items previously recognized in OCI are recorded in the statement of income.  The impact of this difference on transition is to reduce equity reserves by $16 million and increase opening retained earnings by $16 million.

(n)      The above changes decreased (increased) shareholders' equity (each net of related tax) as follows:

		January 1,	March 31,	December 31,
	Note	2010	2010	2010

Employee benefits	(b)	$130	$129	$185
Stock-based compensation	(c)	11	12	18
Customer loyalty programs	(d)	(3)	(3)	(1)
Property, plant and equipment	(e)	8	8	7
Joint ventures	(f)	(5)	(4)	(2)
Financial instruments - transaction costs	(g)	(42)	(40)	(40)
Provisions	(h)	19	19	27
Financial instruments - hedge accounting	(j)	(6)	4	(1)
Impairment of assets	(l)	-	-	4
Income tax impact transferred from equity reserves		(16)	(16)	(16)

Adjustment to retained earnings		96	109	181
Equity reserves - available-for-sale investments	(i)	(1)	(1)	1
Equity reserves - hedging	(j)	6	(4)	1
Income tax impact transferred to retained earnings		16	16	16
Adjustment to shareholders' equity		$117	$120	$199

4.	Segmented information:

Operating segments:

Management reviews the operations of the Company by business segments.  Effective January 1, 2011, the results of the business segments are reclassified to reflect the change in strategy as described in note 2(b).  These business segments are the primary operating segments and are described as follows:

(a)	Wireless - This segment provides retail and business voice and data wireless communications.

(b)
Cable - This segment provides cable television, cable telephony and high speed Internet access and facilities based telecommunications services.  The Cable business consists of the following three sub segments:

(i)	Cable Operations segment which provides cable services, high speed Internet service and Rogers Home Phone;

(ii)
RBS segment offers local and long-distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers; and

(iii)	Video segment operates a DVD and video game sale and rental business.

Rogers Communications Inc.	36	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(c)	Media - This segment operates the Company's radio and television broadcasting operations, consumer and trade publishing operations, televised home shopping service and Rogers Sports Entertainment.

The accounting policies of the segments are the same as those described in the significant accounting policies (note 2).  The Company discloses segment operating results based on income before integration, restructuring and acquisition costs, stock-based compensation expense (recovery), other items, depreciation and amortization, finance costs, other income (expense), share of income or (loss) of associates and joint ventures accounted for by equity method,  and income taxes, consistent with internal management reporting.  This measure of segment operating results differs from operating income in the unaudited interim consolidated statements of income.  All of the Company's reportable segments are substantially in Canada.

Information by reportable segments is as follows:

	Three months ended March 31, 2011					Three months ended March 31, 2010
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,721	$953	$339	$(26)	$2,987	$1,662	$942	$290	$(18)	$2,876

Operating costs*	931	552	349	(5)	1,827	833	596	285	3	1,717
	790	401	(10)	(21)	1,160	829	346	5	(21)	1,159
Integration, restructuring and acquisition costs	-	8	3	-	11	1	1	-	-	2
Stock-based compensation expense*	1	1	2	4	8	5	3	4	14	26
Other items, net*	-	-	-	-	-	10	5	-	-	15
	789	392	(15)	(25)	1,141	813	337	1	(35)	1,116

Depreciation and amortization	163	203	19	33	418	165	198	14	29	406

Operating income (loss)	$626	$189	$(34)	$(58)	723	$648	$139	$(13)	$(64)	710

Finance costs					(268)					(183)
Other income (expense), net					2					(2)
Share of income of associates and joint ventures accounted for using equity method, net of income tax					3					4
Income before income taxes					$460					$529

Additions to PP&E	$218	$161	$8	$8	$395	$199	$125	$4	$37	$365
*Included with operating costs in unaudited interim consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

Rogers Communications Inc.	37	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

In addition, Cable consists of the following reportable segments:

	Three months ended March 31, 2011				Three months ended March 31, 2010
		Rogers				Rogers
	Cable	Business		Total	Cable	Business		Total
Operations		Solutions	Video	Cable	Operations	Solutions	Video	Cable

Operating revenue	$813	$116	$24	$953	$790	$111	$41	$942

Operating costs*	431	90	31	552	450	103	43	596
	382	26	(7)	401	340	8	(2)	346
Integration, restructuring and acquisition costs	-	1	7	8	-	1	-	1
Stock-based compensation expense*	1	-	-	1	3	-	-	3
Other items, net*	-	-	-	-	7	-	(2)	5
	$381	$25	$(14)	392	$330	$7	$-	337

Depreciation and amortization				203				198
Operating income				$189				$139

Additions to PP&E	$150	$11	$-	$161	$118	$6	$1	$125

*Included with operating costs in consolidated statements of income.

5.	Operating costs:

	March 31,	March 31,
	2011	2010

Cost of equipment sales	$308	$251
Merchandise for resale	51	59
Other external purchases	1,066	1,030
Employee salaries and benefits	410	418
	$1,835	$1,758

6.	Finance costs:

	March 31,	March 31,
	2011	2010

Interest on long-term debt	$165	$168
Loss on repayment of long-term debt (note 10)	99	-
Foreign exchange gain	(9)	(12)
Change in fair value of derivative instruments	14	24
Capitalized interest	(3)	-
Amortization of deferred transaction costs	2	3
	$268	$183

7.	Business combinations and divestitures:

(a)	Atria Networks LP:

On January 4, 2011, the Company closed an agreement to purchase a 100% interest in Atria Networks LP ("Atria") for cash consideration of $426 million.  Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services.  The acquisition will augment RBS's small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable's footprint.

Rogers Communications Inc.	38	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 4, 2011 and has contributed incremental revenue of $20 million and an operating loss of $2 million for the three months ended March 31, 2011.  The acquisition transaction costs were approximately $3 million and have been charged to integration, restructuring and acquisition costs, of which $2 million was recognized in fiscal 2010 and $1 million was recognized in the three months ended March 31, 2011.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$426

Current assets	$10
PP&E	132
Customer relationships	200
Spectrum licence	4
Current liabilities	(17)
Deferred tax liabilities	(52)
Fair value of net identifiable assets acquired and liabilities assumed	277
Goodwill	$149

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition.  The goodwill has been allocated to the RBS reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 5 years.

Included in current assets are the fair value of trade receivables of $6 million.  The gross contractual amount of trade receivables due is $6 million, which is expected to be collected.

(b)	BOUNCE FM:

On January 31, 2011, the Company closed an agreement to acquire the assets of Edmonton, Alberta radio station BOUNCE (CHBN-FM) for cash consideration of $22 million.  The acquisition of this radio station was made to increase the Company's presence in the Edmonton market.  The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $1 million and an operating loss of $1 million for the three months ended March 31, 2011.  The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs.  The fair values assigned are preliminary pending finalization of the valuation of certain net identifiable assets acquired, which the Company expects to finalize during the 2011 fiscal year.

The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$22

Current assets	$1
Broadcast licence	12
Preliminary fair value of net assets identifiable acquired and liabilities assumed	13
Goodwill	$9

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition.  The goodwill has been allocated to the Media reporting segment and is tax deductible.

Rogers Communications Inc.	39	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(c)	BOB-FM:

On January 31, 2011, the Company closed an agreement to acquire the assets of London, Ontario radio station BOB-FM (CHST-FM) for cash consideration of $16 million.  The acquisition of this radio station was made to enter into the London, Ontario market.  The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2011 and has contributed incremental revenue of $1 million and an operating loss of $1 million for the three months ended March 31, 2011.  The acquisition transaction costs were approximately $1 million and have been charged to integration, restructuring and acquisition costs.  The fair values assigned are preliminary pending finalization of the valuation of certain net identifiable assets acquired, which the Company expects to finalize during the 2011 fiscal year.

The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$16

Current assets	$1
Broadcast licence	7
Preliminary fair value of net assets identifiable acquired and liabilities assumed	8
Goodwill	$8

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition.  The goodwill has been allocated to the Media reporting segment and is tax deductible.

(d)	Compton Cable T.V. Ltd.:

On February 28, 2011, the Company closed an agreement to acquire the assets of Compton Cable T.V. Ltd. ("Compton") for cash consideration of $40 million.  Compton provides cable television, Internet and telephony services in Port Perry, Ontario and the surrounding area.  The acquisition was made to enter into the Port Perry, Ontario market and is adjacent to the existing Cable footprint.  The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective February 28, 2011 and has contributed incremental revenue of $1 million and operating income of $nil for the three months ended March 31, 2011.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$40

Current assets	$1
PP&E	10
Customer relationships	23
Current liabilities	(1)
Fair value of net assets identifiable acquired and liabilities assumed	33
Goodwill	$7

Rogers Communications Inc.	40	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition.  The goodwill has been allocated to the Cable Operations reporting segment and is tax deductible.

The customer relationships are being amortized over a period of 3 years.

(e)	BV! Media Inc:

During the three months ended March 31, 2011, the Company updated its valuation of certain net identifiable assets acquired for the BV! Media Inc. acquisition.  This resulted in an increase in customer relationships of $2 million and a corresponding decrease in goodwill of $2 million from the amounts recorded and disclosed at December 31, 2010.

The final fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Fair value of consideration transferred	$24

Current assets	$5
PP&E	4
Customer relationships	8
Current liabilities	(3)
Deferred tax liabilities	(3)
Fair value of net identifiable assets acquired and liabilities assumed	11
Goodwill	$13

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition.  The goodwill has been allocated to the Media reporting segment and is not tax deductible.

The customer relationships are being amortized over a period of 2 years.

(f)	Pro forma disclosures:

Revenue and operating income for the combined Company for the current reporting period would not be materially different if all acquisitions had occurred at the beginning of the current reporting period.

8.	Integration, restructuring and acquisition costs:

During the three months ended March 31, 2011, the Company incurred $11 million (2010 - $2 million) of integration, restructuring and acquisition costs related to:  (i) the closure of certain Video stores ($7 million); and (ii) acquisition transaction costs for business combinations and integration of acquired businesses and related restructuring ($4 million).

Rogers Communications Inc.	41	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2011 are as follows:

	As at			As at
	December 31,			March 31,
	2010	Additions	Payments	2011

Severances resulting from the targeted restructuring of the Company's employee base	$47	$-	$(12)	$35
Video store closures	4	7	(2)	9
Acquisition transaction costs and integration of acquired businesses	3	4	(5)	2
	$54	$11	$(19)	$46

The remaining liability of $46 million as at March 31, 2011, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2011 and 2012.

9.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three months ended March 31, 2011 and 2010:

	2011	2010

Numerator:
Net income for the period, basic and diluted	$335	$368

Denominator (in millions):
Weighted average number of shares outstanding - basic	554	590

Effect of dilutive securities:
Employee stock options	3	4

Weighted average number of shares outstanding - diluted	557	594

Earnings per share:
Basic	$0.60	$0.62
Diluted	0.60	0.62

Rogers Communications Inc.	42	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

10.	Long-term debt:

	Due	Principal		Interest	March 31,	December 31,
	date	amount		rate	2011	2010

Bank credit facility				Floating	$150	$-
Senior Notes**	2012	$ U.S.	350	7.875%	-	348
Senior Notes*	2012	U.S.	470	7.25%	-	468
Senior Notes**	2013	U.S.	350	6.25%	339	348
Senior Notes*	2014	U.S.	750	6.375%	727	746
Senior Notes**	2014	U.S.	350	5.50%	339	348
Senior Notes*	2015	U.S.	550	7.50%	533	547
Senior Notes**	2015	U.S.	280	6.75%	272	279
Senior Notes	2016		1,000	5.80%	1,000	1,000
Senior Notes	2018	U.S.	1,400	6.80%	1,358	1,392
Senior Notes	2019		500	5.38%	500	500
Senior Notes	2020		900	4.70%	900	900
Senior Notes	2021		1,450	5.34%	1,450	-
Senior Debentures**	2032	U.S.	200	8.75%	194	199
Senior Notes	2038	U.S.	350	7.50%	339	348
Senior Notes	2039		500	6.68%	500	500
Senior Notes	2040		800	6.11%	800	800
Senior Notes	2041		400	6.56%	400	-
					9,801	8,723

Fair value decrement arising from purchase accounting					(5)	(5)

Deferred transaction costs					(70)	(64)
					$9,726	$8,654

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership ("RCP") is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

(a)	Redemption of Senior Notes:

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $350 million ($342 million) 7.875% Senior Notes due 2012 at the prescribed redemption price of 107.882% of the principal amount effective on that date.  The Company incurred a loss on the repayment of the Senior Notes aggregating $42 million, including aggregate redemption premiums of $27 million, a net loss on the termination of the associated swaps of $14 million due to amounts previously recognized in the hedging reserve in equity and a write-off of deferred financing costs of $1 million.  Concurrently with this redemption, on March 21, 2011, the Company terminated the associated Derivatives aggregating U.S. $350 million notional principal amount.  The Company made a net payment of approximately $219 million to terminate these derivatives.

On March 21, 2011, the Company redeemed the entire outstanding principal amount of its U.S. $470 million ($460 million) 7.25% Senior Notes due 2012 at the prescribed redemption price of 110.735% of the principal amount effective on that date.  The Company incurred a loss on the repayment of the Senior Notes aggregating $57 million, including aggregate redemption premiums of $49 million, a net loss on the termination of the associated swaps of $8 million due to amounts previously recognized in the hedging reserve in equity, and a write-off of deferred financing costs of $1 million, and offset by a write-down of a previously recorded fair value increment of $1 million.  Concurrently with this redemption, on March 21, 2011, the Company terminated the associated Derivatives aggregating U.S $470 million notional principal amount.  The Company made a net payment of approximately $111 million to terminate these derivatives.

Rogers Communications Inc.	43	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The total loss on repayment of the Senior Notes was $99 million for the three months ended March 31, 2011.

As a result of these redemptions, the Company paid an aggregate of approximately $878 million, including approximately $802 million aggregate principal amount and $76 million for the premiums payable in connection with the redemptions.  In addition, concurrently with the redemptions, the Company terminated the associated Derivatives aggregating U.S. $820 notional principal amount and made an aggregate net payment of approximately $330 million to terminate these Derivatives.

(b)	Issuance of Senior Notes:

On March 21, 2011, the Company issued $1,450 million of 5.34% Senior Notes which mature on March 22, 2021.  The notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $1,442 million after deduction of the original issue discount and debt issuance costs.

On March 21, 2011, the Company issued $400 million of 6.56% Senior Notes which mature on March 22, 2041.  The notes are redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $398 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $10 million related to these debt issuances were incurred and capitalized in the three months ended March 31, 2011.

11.	Pensions:

During the three months ended March 31, 2011, the Company recorded pension expense in the amount of $10 million (2010 - $5 million).  In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2011 was $1 million (2010 - $1 million).

12.	Shareholders' equity:

(a)	Dividends:

In February 2011, the Company's Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.28 to $1.42 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.355 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 15, 2011, the Board of Directors declared a quarterly dividend totalling $0.355 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 1, 2011, to shareholders of record on March 18, 2011, and is the first quarterly dividend to reflect the newly increased $1.42 per share annual dividend level.

(b)	Normal course issuer bid:

In February 2011, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the 12-month period commencing February 22, 2011 and ending February 21, 2012, purchase on the TSX the lesser of 39.8 million Class B Non-Voting shares, representing approximately 9% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

Rogers Communications Inc.	44	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

In the three months ended March 31, 2011, the Company repurchased for cancellation an aggregate 9,000,000 Class B Non-Voting shares for an aggregate purchase price of $285 million, resulting in a reduction to stated capital, share premium and retained earnings of $9 million, $246 million and $30 million, respectively.  All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers for an aggregate purchase price of $285 million.  These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB.

13.	Stock-based compensation:

A summary of stock-based compensation expense, which is included in operating costs, is as follows:

	Three months ended
	March 31,
	2011	2010
Stock options	$3	$20
Restricted share units	5	5
Deferred share units	-	1
	$8	$26

During the three months ended March 31, 2011, the Company granted 1,118,800 (2010 - 1,274,425) stock options to employees, including 537,500 stock options (2010 - 572,025) and 581,300 performance stock options (2010 - 702,400).  As at March 31, 2011, 12,621,972 (December 31, 2010 - 11,841,680) stock options were outstanding.

The weighted average exercise price of stock options granted during the three months ended March 31, 2011 was $34.32 per share (2010 - $34.54).  The weighted average fair value of stock options granted during the three months ended March 31, 2011 was $7.24 per share (2010 - $7.76).  The weighted average exercise price of stock options exercised during the three months ended March 31, 2011 was $18.21 per share (2010 - $17.27).

During the three months ended March 31, 2011, the Company issued 703,323 (2010 - 651,781) restricted share units to employees, including 550,287 (2010 - 469,131) restricted share units and 153,035 (2010 - 182,650) performance restricted share units.  As at March 31, 2011, 2,076,643 (December 31, 2010 - 1,616,370) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

During the three months ended March 31, 2011, $10 million (2010 - $18 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature.

14.	Financial risk management and financial instruments:

Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value.  Risk management strategies, as discussed below, are designed and implemented to ensure the Company's risks and the related exposures are consistent with its business objectives and risk tolerance.

Rogers Communications Inc.	45	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The effect of estimating the credit-adjusted fair value of derivatives at March 31, 2011 is illustrated in the table below.  As at March 31, 2011, the credit-adjusted net liability position of the Company's derivative portfolio was $695 million, which is $13 million less than the unadjusted risk-free mark-to-market net liability position

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$3	$(711)	$(708)
Mark-to-market value - credit-adjusted estimate (carrying value)	3	(698)	(695)
Difference	$-	$13	$13

All of the $13 million related to Derivatives accounted for as hedges and was recorded in other comprehensive income.

At March 31, 2011, 91.7% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At March 31, 2011, details of the derivative instruments net liability are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$200	1.0250	$205	$3	$3
As liabilities	3,680	1.1503	4,233	(697)	(684)
Net mark-to-market liability				(694)	(681)

Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(14)	(14)

Net mark-to-market liability				$(708)	(695)

Less net current liability portion					(56)
Net long-term liability portion					$(639)

During the three months ended March 31, 2011, $6 million (2010 - $11 million) related to hedge ineffectiveness was recognized as a decrease in net income.

The long-term portion above comprises a derivative instruments liability of $642 million and a derivative instruments asset of $3 million as at March 31, 2011.

At December 31, 2010, 93.1% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2010, details of the derivative instruments net liability are as follows:

Rogers Communications Inc.	46	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$575	1.0250	$589	$7	$7
As liabilities	4,125	1.2021	4,959	(918)	(901)
Net mark-to-market liability				(911)	(894)

Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(6)	(6)

Net mark-to-market liability				$(917)	(900)

Less net current liability portion					(66)
Net long-term liability portion					$(834)

15.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company.  During the three months ended March 31, 2011 and 2010, total amounts paid by the Company to these related parties, directly or indirectly, were $8 million and $9 million, respectively.  These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from (paid to) these related parties, during the three months ended March 31, 2011 and 2010 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

Rogers Communications Inc.	47	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

SELECTED ANNUAL DISCLOSURES

As these interim financial statements are the Company's first financial statements prepared using IFRS, disclosures that are significantly impacted and required to be included in annual financial statements prepared in accordance with IFRS have been included in these financial statements as notes 16 through 19 for the comparative annual period ended December 31, 2010 which was reported in the Company's most recent annual financial statements prepared in accordance with previous Canadian GAAP.

16.	Segmented information:

Effective January 1, 2011, the results of the business segments are reclassified to reflect the change in strategy as described in note 2(b).

(a)	Information by reportable segments is as follows:

	Year ended December 31, 2010
				Corporate
				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals

Operating revenue	$6,973	$3,785	$1,461	$(77)	$12,142
Operating costs*	3,800	2,359	1,330	18	7,507
	3,173	1,426	131	(95)	4,635
Integration, restructuring and acquisition costs	5	23	12	-	40
Stock-based compensation expense*	12	7	10	21	50
Other items, net*	5	5	4	-	14
	$3,151	$1,391	$105	$(116)	4,531

Depreciation and amortization	648	807	60	124	1,639
Impairment losses on goodwill, intangible assets, and other long-term assets	-	-	11	-	11

Operating income (loss)	2,503	584	34	(240)	2,881
Finance costs					(768)
Other expense, net					(1)
Share of income of associates and joint ventures accounted for using equity method, net of tax					2
Income before income taxes					2,114
Additions to PP&E	$937	$662	$38	$197	$1,834

*Included with operating costs in consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

Rogers Communications Inc.	48	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(b)	In addition, Cable consists of the following reportable segments:

	Year ended December 31, 2010
		Rogers
	Cable	Business		Total
	Operations	Solutions	Video	Cable

Operating revenue	$3,190	$452	$143	$3,785
Operating costs	1,771	412	176	2,359
	1,419	40	(33)	1,426
Integration, restructuring and acquisition costs	3	13	7	23
Stock-based compensation expense*	7	-	-	7
Other items, net*	7	-	(2)	5
	$1,402	$27	$(38)	1,391

Depreciation and amortization				807
Operating income				584
Additions to PP&E	$611	$38	$13	$662

*Included with operating costs in consolidated statements of income.

(c)	Product revenue:

Revenue is comprised of the following:

December 31,
2010

Wireless:
Postpaid	$6,229
Prepaid	297
Network revenue	6,526
Equipment sales	447
6,973
Cable:
Cable Operations:
Television	1,835
Internet	848
Telephony	507
3,190
RBS	452
Video	143
3,785
Media:
Advertising	763
Circulation and subscription	234
Retail	265
Blue Jays	156
Other	43
1,461
Corporate items and intercompany eliminations	(77)
$12,142

Rogers Communications Inc.	49	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

17.       Provisions:

Details of provisions are as follows:

	Decommissioning
	and restoration	Onerous
	obligations	contracts	Other	Total

Opening balance, January 1, 2010	$18	$29	$25	$72
Additions	-	8	24	32
Adjustment to existing provisions	-	9	(1)	8
Amounts used	(2)	(11)	(12)	(25)
Unused amounts reversed	-	-	(4)	(4)
Ending balance, December 31, 2010	$16	$35	$32	$83

	Decommissioning
	and restoration	Onerous
	obligations	contracts	Other	Total

Current	$2	$9	$10	$21
Long-term	14	26	22	62
Ending balance, December 31, 2010	$16	$35	$32	$83

In the course of the Company's activities, a number of sites and other PP&E assets are utilized which are expected to have costs associated with exiting and ceasing their use.  The associated decommissioning and restoration obligation cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature.  The extent of restoration work required is uncertain.

The provisions for onerous contracts relate to contracts that have been identified as loss generating.  These include non-cancellable contracts, which are expected to be utilized within two years.

The other provisions include product guarantee provisions and legal provisions.

18.	Pensions:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees.  The plans provide pensions based on years of service, years of contributions and earnings.  The Company does not provide any non-pension post retirement benefits.  The Company also provides supplemental unfunded pension benefits to certain executives.

Actuarial estimates are based on projections of employees' compensation levels at the time of retirement.  Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments.  The most recent actuarial valuations were completed as at January 1, 2010 for two of the plans and January 1, 2009 for one of the other plans.  The next actuarial valuation for funding purposes must be of a date no later than January 1, 2011 for certain of the plans and January 1, 2012 for one of the other plans.

Rogers Communications Inc.	50	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits for the years ended are as follows:

	December 31,	January 1,
	2010	2010

Plan assets, at fair value	$652	$541
Accrued benefit obligations	728	569
Deficiency of plan assets over accrued benefit obligations	(76)	(28)
Effect of asset ceiling limit	(4)	(8)
Net deferred pension liability	$(80)	$(36)

Consists of:
Deferred pension asset	$26	$13
Deferred pension liability	(106)	(49)
Net deferred pension liability	$(80)	$(36)

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value.  The following information is provided on pension fund assets measured at December 31, 2010 for the year ended December 31, 2010.

December 31,
2010

Plan assets, January 1, 2010	$541
Expected return on plan assets	40
Actuarial gains recognized in equity	21
Contributions by employees	21
Contributions by employer	60
Benefits paid	(31)
Plan assets, December 31, 2010	$652

The following information is provided on pension fund assets measured at January 1, 2010 including the adjustments from the previously disclosed September 30, 2009 measurement date under Canadian GAAP.

January 1,
2010

Plan assets, measured at September 30, 2009	$518
Actuarial gain recognized in equity	10
Contributions by employees	6
Contributions by employer	15
Benefits paid	(8)
Plan assets, January 1, 2010	$541

Rogers Communications Inc.	51	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

Accrued benefit obligations arising from funded obligations are outlined below for the years ended December 31:

December 31,
2010

Accrued benefit obligations, January 1, 2010	$569
Service cost	25
Interest cost	40
Benefits paid	(31)
Contributions by employees	22
Actuarial loss	103
Accrued benefit obligations, December 31, 2010	$728

The following information is provided on accrued benefit obligations measured at January 1, 2010 related to funded obligations including the adjustments from the previously disclosed September 30, 2009 measurement date under Canadian GAAP.

January 1,
2010

Accrued benefit obligations, September 30, 2009	$526
Service cost	4
Interest cost	10
Benefits paid	(9)
Contributions by employees	6
Actuarial loss	32
Accrued benefit obligations, January 1, 2010	$569

Net pension expense, which is included in employee salaries and benefits expense, is outlined below:

Year ended
December 31,
2010

Pension cost recognized in the consolidated statements of income:
Service cost	$25
Interest cost	41
Expected return on plan assets	(40)
Pension cost recognized in the consolidated statements of income	$26

The Company also provides supplemental unfunded pension benefits to certain executives.  The accrued benefit obligation relating to these supplemental plans amounted to approximately $36 million at December 31, 2010 (January 1, 2010 - $32 million), and the related expense for 2010 was $4 million (2009 - $3 million).

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2010 (2009 - $2 million).

Rogers Communications Inc.	52	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(a)	Actuarial assumptions:

	December 31,	January 1,
	2010	2010

Weighted average discount rate used to determine accrued benefit obligations	5.90%	6.90%
Weighted average discount rate used to determine pension expense	6.90%	N/A
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.00%	3.00%
Weighted average rate of compensation increase used to determine pension expense	3.00%	N/A
Weighted average expected long-term rate of return on plan assets	7.00%	7.00%

Expected return on assets represents management's best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets.  The Company establishes its estimate of the expected rate of return on plan assets based on the fund's target asset allocation and estimated rate of return for each asset class.  Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields.  An equity risk premium is then applied to estimate equity returns.  Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 8 to 11 years.

(b)	Allocation of plan assets:

	Percentage of	Percentage of
	plan assets,	plan assets,	Target asset
	December 31,	January 1,	allocation
Asset category	2010	2010	percentage

Equity securities:
Domestic	18.6%	18.6%	15% to 25%
International	40.3%	39.9%	30% to 50%
Debt securities	40.5%	40.1%	35% to 45%
Other - cash	0.6%	1.4%	0% to 5%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds.  The pooled Canadian equity fund has investments in the Company's equity securities comprising approximately 1% of the pooled fund.  This results in approximately $1 million (January 1, 2010 - $1 million) of the plans' assets being indirectly invested in the Company's equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company.  The Pension Committee reviews actuarial assumptions on an annual basis.

Rogers Communications Inc.	53	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(c)	Actual contributions to the plans for the year ended December 31, 2010 are as follows:

	Employer	Employee	Total

2010	$60	$21	$81

Expected contributions by the Company in 2011 are estimated to be $71 million.

Employee contributions for 2011 are assumed to be at levels similar to 2010 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(d)	Expected cash flows:

Expected benefit payments for funded and unfunded plans for the next 10 fiscal years are as follows:

2011	$26
2012	27
2013	29
2014	30
2015	32
144
Next five years	195
$339

(e)	Historical information:

History of experience (gains) and losses in the funded plans:

	December 31,	January 1,
	2010	2010

Actuarial loss on plan liabilities	$82	$-
Effect of paragraph 58(b) asset ceiling limit	(4)	-

Total loss recognized in OCI	78	-
Cumulative loss recognized in OCI	$78	$-

History of obligation and assets:

	December 31,	January 1,
	2010	2010

Benefit obligation	$728	$569
Fair value of plan assets	652	541
Deficit	$(76)	$(28)

As the Company is a first-time adopter of IFRS, the Company is disclosing the history of obligation and assets prospectively from the transition date of January 1, 2010.

Rogers Communications Inc.	54	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

19.	Stock options, share units and share purchase plans:

Stock-based compensation is measured at fair value.  Fair value is determined using the Black-Scholes and trinomial option pricing models, depending on the nature of the share based award.

A summary of stock-based compensation expense (recovery), which is included in employee salaries and benefits expense, is as follows:

Year ended
December 31,
2010

Stock-based compensation:
Stock options (a)	$28
Restricted share units (b)	19
Deferred share units (c)	3
$50

Total fair value amount of stock-based compensation liabilities is as follows:

	December 31,	January 1,
	2010	2010

Stock-based compensation:
Stock options (a)	$133	$160
Restricted share units (b)	28	17
Deferred share units (c)	19	17
	$180	$194

At December 31, 2010, the Company had a liability of $180 million (January 1, 2010 - $194 million), of which $157 million (January 1, 2010 - $174 million) is a current liability related to stock-based compensation recorded at its fair value, including stock options, RSUs and DSUs.  During the year ended December 31, 2010, $58 million was paid to holders upon exercise of RSUs and stock options using the cash settlement feature.

(a)	Stock options:

(i)	Stock option plans:

Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company's Management Compensation Committee.  There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan.  The term of each option is 7 to 10 years and the vesting period is generally graded vesting over four years but may be adjusted by the Management Compensation Committee on the date of grant.  The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the TSX.

Stock options are measured at fair value, determined using the Black-Scholes model.

Rogers Communications Inc.	55	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(ii)	Performance options:

During the year ended December 31, 2010, the Company granted 759,200 performance-based options to certain key executives.  These options are governed by the terms of the 2000 Plan.  These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date.  At December 31, 2010, 4,894,980 performance options were outstanding.

Performance options are measured at fair value, determined using the Trinomial model.

(iii)	Summary of stock options:

At December 31, 2010, a summary of the stock option plans is as follows:

		Weighted
		average
	Number of	exercise
	options	price

Outstanding, beginning of year	13,467,096	$23.73
Granted	1,350,225	34.69
Exercised	(2,528,585)	14.78
Forfeited	(447,056)	34.89
Outstanding, end of year	11,841,680	$26.42

Exercisable, end of year	6,415,933	$19.24

At December 31, 2010, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$4.83 - $9.99	837,383	2.23	$7.53	837,383	$7.53
$10.00 - $11.99	1,765,688	2.61	10.44	1,765,688	10.44
$12.00 - $18.99	984,765	1.75	13.78	984,765	13.78
$19.00 - $24.99	1,248,748	2.15	22.62	1,248,748	22.62
$25.00 - $29.99	2,011,666	5.19	29.42	437,181	29.42
$30.00 - $37.99	1,574,527	6.02	34.12	77,605	32.11
$38.00 - $46.94	3,418,903	3.72	39.03	1,064,563	38.99
	11,841,680	3.68	$26.42	6,415,933	$19.24

Unrecognized stock-based compensation expense at December 31, 2010 related to stock-option plans was $11 million, and will be recorded in the consolidated statements of income over the next four years.

All outstanding options, including the performance options, are classified as liabilities and are carried at their fair value as adjusted for vesting.

Rogers Communications Inc.	56	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

(b)	Restricted share units:

(i)	Restricted share unit plan:

The restricted share unit plan enables employees, officers and directors of the Company to participate in the growth and development of the Company.  Under the terms of the plan, restricted share units are issued to the participant and the units issued cliff vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants' restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit.  The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.  During the year ended December 31, 2010, the Company granted 631,655 restricted share units.

(ii)	Performance RSUs:

During the year ended December 31, 2010, the Company granted 187,508 performance-based RSUs to certain key executives.  The number of units that vest and will be paid three years from the grant date will be within a range of 50% to 150% of the initial number granted based upon the achievement of certain annual and three year non-market targets.

(iii)	Summary of RSUs:

At December 31, 2010, a summary of the restricted share unit plans is as follows:

Number of
units

Outstanding, beginning of year	1,060,223
Granted	819,163
Exercised	(45,139)
Forfeited	(217,877)
Outstanding, end of year	1,616,370

At December 31, 2010, 1,616,370 (January 1, 2010 - 1,060,223) restricted share units, including performance RSUs were outstanding.  These restricted share units vest at the end of three years from the grant date.

Unrecognized stock-based compensation expense as at December 31, 2010, related to these restricted share units was $22 million and will be recorded in the consolidated statements of income over the next three years.

Restricted share units, including performance RSUs, are measured at fair value, determined using the Black-Scholes model.

(c)	Deferred share unit plan:

The deferred share unit plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in deferred share units, which are classified as a liability on the consolidated statements of financial position (December 31, 2010 - $19 million; January 1, 2010 - $17 million).

Deferred share units are measured at fair value, determined using the Black-Scholes model.

Rogers Communications Inc.	57	First Quarter 2011

Notes to Unaudited Interim Consolidated Financial Statements

During the year ended December 31, 2010, the Company granted 89,136 deferred share units.  At December 31, 2010, 664,169 (January 1, 2010 - 613,777) deferred share units were outstanding.  Stock-based compensation expense for the year ended December 31, 2010 related to these deferred share units was $3 million.  There is no unrecognized compensation related to deferred share units, since these awards vest immediately when granted.

(d)	Employee share accumulation plan:

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan.  Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions.  The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee.  At the end of each month, the Company makes a contribution of 25% to 50% of the employee's contribution in the month, which is recorded as compensation expense.  The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $20 million for the year ended December 31, 2010.

(e)	Assumptions:

The weighted-average fair value of awards granted during the year ended December 31, 2010 and the principal assumptions used in applying the Black-Scholes and Trinomial option pricing models to determine their fair value were as follows:

December 31,
2010

Weighted average fair value - stock options	$7.86
Weighted average fair value - RSUs	$32.10
Risk-free interest rate	2.4%
Dividend yield	3.5%
Volatility of Class B Non-Voting shares	31.9%
Forfeiture rate	4.0%
Weighted average expected life - stock options	5.5 years
Weighted average expected life - RSUs	3.0 years

For Trinomial option pricing model only:
Weighted average time to vest	2.5 years
Weighted average time to expiry	7.0 years
Employee exit rate	4.0%
Suboptimal exercise factor	2.6
Lattice steps	50

Volatility has been estimated based on the actual trading statistics of the Company's common shares.

Rogers Communications Inc.	58	First Quarter 2011